Form 10-K, Exhibit 13
period 1996-07-31
WASHINGTON HOMES INC
filed 1996-10-29
CIK 104834

EXHIBIT 13
                                                                      ----------



                                WASHINGTON HOMES





                                 -------------
                                    1 9 9 6

                                 ANNUAL REPORT

Expansion Markets

By delivering affordable, well-built homes to homebuyers whose needs we understand, Washington Homes has become a leading builder in the Washington/Baltimore metropolitan area. Through Westminster Homes, its wholly owned subsidiary, the Company has pursued a successful strategy of geographic expansion into the Southeast. Today, Washington Homes helps bring the American Dream of home ownership to 59 communities in Maryland, Virginia, North Carolina, Tennessee, and Pennsylvania. Geographic expansion continues to pay off for the Company and our shareholder. In fiscal 1996, the number of delivered homes by Westminster Homes increased 34%, reducing our reliance on the Washington market to only 62% of overall deliveries. Our long-term goal is to achieve a 50% split between the Company's core Washington operation and other geographic locations.

[Captions for maps:]

Tennessee

With a 39% three-year growth in its housing market, Nashville was an ideal expansion market for Washington Homes. In March 1996, the Company began operations there, entering into option contracts to acquire 770 building lots in 7 communities, and initiating marketing efforts in 6 of these communities.

North Carolina

With new orders and deliveries increasing rapidly in Raleigh and Greensboro, the Company targeted Charotte -- ranked the nation's top market for building home equity in a recent Harvard University study -- as a natural next move. Westminster Homes now controls over 400 lots in Charlotte and will open for sales in 4 communities there by fall of 1996.

Pennsylvania

Although Washington Homes has had a presence in Pittsburgh for some time, the Company recently stepped up operations there, increasing the number of lots in controls to over 400. By fiscal year end, the Company will be selling new homes in 6 Pittsburgh communities.

Note: 'US Housing Markets' has ranked the top 25 metropolitan areas according to projections for total residential permits expected in 1996. Washington ranks 5th, Raleigh-Durham 13th, Charlotte 15th, and Nashville 22nd.

[Inside front cover]

Washington Homes, Inc. Selected Financial Data
--------------------------------------------------------------------------------
Years Ended July 31, In Thousands, Except Per Share Amounts and Number of Homes


Statement of Operations                         1996         1995        1994        1993        1992
-------------------------------------------------------------------------------------------------------
Total revenues                                $175,025     $183,485    $143,240    $134,125    $118,931

Gross profit                                    33,829       36,428      29,761      29,626      27,043

Earnings before interest and taxes              11,240       13,520      10,006      14,722      13,010

Total interest and finance expense               4,771        4,921       2,874       3,219       9,461

Net earnings from operations                     3,747        5,045       4,426       7,006       3,296

Earnings per common share                         0.47         0.64        0.56        1.23        4.16

Dividends per common share                          --         0.05        0.20        0.05          --


Selected Operating Data
-------------------------------------------------------------------------------------------------------
Number of homes delivered                        1,087        1,167         991         960         862

Number of net new orders                         1,127        1,124       1,024       1,009         916

Number of homes in backlog at end of period        601          561         604         571         522


Balance Sheet Data
-------------------------------------------------------------------------------------------------------

Cash                                            15,384       15,111      20,076      22,882      12,430

Residential inventories                        125,033      119,652     118,379      69,162      63,455

Total assets                                   170,227      164,063     166,025     116,226      96,897

Notes and loans payable                         74,282       72,608      76,832      29,280      45,957

Shareholders' equity                            67,769       64,022      59,374      56,536      23,913




----------------------      ------------------------      ----------------------
Total Revenues              Earnings Before Interest      Shareholders' Equity
In Millions of Dollars      and Taxes                     In Millions of Dollars
                            In Millions at Dollars

                                 [GRAPH BELOW]

                                                                           -----

Letter to Shareholders
--------------------------------------------------------------------------------

Dear Fellow Shareholders:

Fiscal 1996 did not yield the results we had anticipated when the year began in August 1995. Yet despite decreased revenues and profitability, 1996 offered some positive signs of things to come. We made great strides toward geographic diversification and toward the goals of our five-year business plan Vision 2000. We are working hard to turn the challenges we faced in 1996 into successes for the coming years.

Fiscal 1996 Results

Total revenues decreased from $183.5 million to $175.0 million, and net income decreased to $3.7 million, or $.47 per share, from $5.0 million, or $.64 per share in fiscal 1995. Net income from land sales declined to $172,000, or $.02 per share, from $900,000, or $.11 per share, the prior year. We delivered 1,087 new homes compared to 1,167 in fiscal 1995. Net new orders were flat at 1,127, compared to 1,124 the previous year. However, our year-end backlog of sold homes awaiting delivery increased to 601 homes, valued at $97.6 million, up from 561 units, valued at $91.1 million at July 31, 1995.

Geographic Expansion

We believe that geographic diversification is essential to the Company's future, but pursuing this goal requires a substantial commitment of up-front resources. Fiscal 1996 is a case in point.

The Company acquired the land position of a local builder in Nashville, Tennessee; we started operations in Charlotte, North Carolina; and we increased our commitment to the Pittsburgh market. We did not acquire a sales backlog or work in process in any of these expansion areas. Getting our models built and open in each new market took longer than expected; consequently, the Company carried increased overhead without corresponding closings. Only 32 homes were delivered in these markets, well short of expectations, resulting in operating losses. We are now close to completing model homes, and currently have 48 homes in backlog in these three markets. By fall 1996, we anticipate being open in at least five communities each in Nashville, Charlotte, and Pittsburgh, and we expect 180 deliveries in these markets in fiscal 1997.

Core Washington Market

New orders in Washington declined during fiscal 1996 to 664 from 750 in 1995; deliveries declined to 677 from 857; and year-end backlog decreased to 411 from
424. The Washington market remains highly competitive, with our competition still trading off gross profit margins for higher delivery volumes. Last year, I stated my belief that other builders were running out of steam and that we should not have to adjust pricing and gross profit margins to remain competitive. Our strategy has changed to address marketplace realities. Since June 1996, we have focused less on maintaining high margins and more on maximizing inventory turnover. This strategy should lead to more sales but lower margins until the market rationalizes itself.

We are carrying $71 million in land, both finished lots and land under development, in the Washington market and are looking forward to turn it as rapidly as possible. Because of our disproportionately higher deliveries in North Carolina, our overall gross profit margins actually increased in fiscal 1996 to 20% from 19.8%. However, our gross profit margins in Washington have decreased slightly.

Because of more favorable market conditions, we have not had to significantly adjust pricing in our Raleigh or Greensboro operations.

Land Position

In 1996, we sold off $5 million in land to third parties at moderate profits. It will be difficult to reduce the total dollars invested in land as we continue our investment (approximately $10 million in fiscal 1996) in developing our existing land position. Our goal is to finish each coming year with our development communities closer to buildout, and to reallocate capital to newer, more favorable markets.

At the end of fiscal 1995, we controlled 7,100 building lots -5,700 in the Washington market. By the end of fiscal 1996, we controlled 8,000 lots, with only 4,800 in Washington.

To further reduce our investment in the Washington market we have identified eight under-performing communities and have implemented a plan to dispose of remaining inventory in these communities by the end of fiscal 1997. A task force has been assigned to oversee this buildout.

-----
2

[PHOTOGRAPH]
Geaton A. DeCesaris, Jr. and Geaton A. DeCesaris, Sr.


Short-Term Results

We believe our new pricing strategy has helped fuel an increase in new orders in the Washington market beginning in June 1996. We are implementing a number of initiatives to further improve short-term results. We are updating our product line to meet changing homebuyer tastes and to improve construction efficiency. We are also negotiating for lower costs of materials allowing our larger suppliers to manufacture needed products during their off-peak periods, saving us and them money.

We have  realized  significant  growth  over  the past  two  years in our  North
Carolina operations, which exceeded expectations during fiscal 1996. Both Raleigh and Greensboro benefited from increased sales, closings, and backlog. Net sales rose from 354 to 396 new homes; deliveries increased significantly, from 287 to 378; and backlog increased to 142 units at year-end from 124 the prior year.


Ancillary Businesses

In fiscal 1996 we made progress in achieving our goal of providing full-service home-buying. Homebuyer's Mortgage, our mortgage operation, closed 360 loans, up from 325. It is now operating in North Carolina, in addition to Maryland and Virginia, and will soon open in Nashville. New Homebuyer's Title provided 588 of our Maryland and Virginia customers with title closing services. Our Design Showcase opened in Bowie, Maryland, in May 1996 and is improving our efficiency and increasing sales of optional features. In addition, our Sales Centers are now fully computerized to improve our marketing efforts and better track our customers.


Looking Ahead

In fiscal 1997, we expect delivery volume to increase; gross margins to decrease; and selling, general, and administrative expenses to increase only as necessary to open new communities (though we continue to seek every possible cost savings). With our new product and pricing strategies we are looking for increased sales and deliveries in the Washington market. More open communities should yield increases in Greensboro and Raleigh. With new Sales Centers open and under way by fall 1996, our three expansion markets should add to our annual delivery volume in fiscal 1997.

We are looking for operating improvements during fiscal 1997. By fiscal 1998, if interest rates and the national economy remain stable, we should see significant increases in unit numbers, revenues, and bottom line results. We continue to explore new markets with the potential to help us meet our Vision 2000 goal of at least 2,500 new homes delivered annually by the year 2000.

To provide the additional senior management talent necessary, we have added Chris Spendley as Chief Financial Officer. Thomas Connelly will concentrate on strategic planning and special projects and will remain a member of the Board of Directors.

In closing, I want to thank all of our stakeholders - employees, shareholders, suppliers, and vendors - for their unending cooperation and loyalty to our Company. I remain confident in the viability of all our markets, in the strength of our management team, and in our growth strategies. I ask for your patience and caution, for ours is a long-term strategy, not best judged on a quarter-by-quarter basis. Rest assured that by the turn of the century, Washington Homes, Inc., will be the company we all know it can be.

Sincerely,

[SIGNATURE]

Geaton A. DeCesaris, Jr.
President and Chief Executive Officer
                                                                           -----

Building Dreams

Washington Homes, Inc., designs, builds, and markets single-family detached homes, townhomes, and condominium homes primarily to first-time and first move-up homebuyers. First-time homebuyers have comprised 47% of the national new home market since 1992. Making the American Dream Affordable is more than a tag-line for the company, it is the standard by which we measure our success. Our mission statement reinforces the point: "We are people working as a team proudly committed to building affordable homes of quality and value, while serving our community and achieving a superior performance for our investors." This focus is reflected in every aspect of the building process -- from market analysis and site selection to architectural design and construction. A full-service builder, Washington Homes offers customers an extensive menu of benefits and services. As we continue to grow, our goal will remain 100% customer satisfaction.

[Caption for photographs:]

Washington Homes offers a wide variety of multi- and single-family houses priced from $89,990 to over $300,000. In fiscal 1996, the Company opened the first model in its new condominium product line, offering the convenience of a maintenance-free lifestyle for the first-time and move-down buyer.


-----
4

One-Stop Shopping

Building a solid house is not always all it takes to help a family achieve the American Dream. Without substantial capital investment, Washington Homes has developed a number of services closely related to its core business to make the process of choosing and buying a home a one-stop shopping experience. Customer response has been overwhelmingly positive. Homebuyers Mortgage provided loans to 360 homeowners in fiscal 1996. In addition, it opened for operation in Raleigh and Greensboro, North Carolina. The Company is also expanding its activities in title services and insurance. And in May 1996, we opened the doors of our first design center. Diversification of services, as well as geographic diversification, will help broaden revenue streams and increase operating results in coming years -- while offering new ways to satisfy the needs of our customers and distinguishing us from the competition.

[Captions for photographs:]

Through it ancillary businesses, Washington Homes can provide mortgages, conduct closings, and provide homeowner's insurance policies for the homes it sells.

Design Showcase is a 3,000 square foot facility displaying the many standard and optional features available in the Company's homes. Homebuyers work hands-on with the Showcase's full-time interior designer to personalize their new home to suit their lifestyle and their family's needs.

-----
6

A Proven Strategy

Washington Homes has earned customer confidence and shareholder trust with a proven strategy for building homes that deliver value while meeting customers' evolving needs as well as marketplace challenges. The Company has significantly more project control than do most builders. Washington Homes develops the land more than half the homes it sells, and seeks to maintain control in other cases through rolling lot options. Customer satisfaction figures prominently in mid-level and senior management compensation, and marketing is aggressive, creative, and flexible. With this combination of strengths, the Company has demonstrated an ability to adapt products, pricing, and margin strategies as conditions change.

[Caption for photographs:]

Since its founding more than 30 years ago, Washington Homes has built more than 19,000 homes. It is one of the Mid-Atlantic's largest, most respected, and best capitalized homebuilders. At the end of the fiscal year of 1996, the Company controlled more than 8,000 lots in 75 communities in 5 states.

-----
8

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Results of Operations

The following tables present certain information regarding the company's operations for the last three fiscal years
(dollars in  thousands):

--------------------------------------------------------------------------------
                                      1996              1995              1994
--------------------------------------------------------------------------------
Revenues:
   Homebuilding                     $167,821          $176,609          $141,752
   Land                                5,145             5,398               637
   Other                               2,059             1,478               851
--------------------------------------------------------------------------------
   Total                            $175,025          $183,485          $143,240
--------------------------------------------------------------------------------
Homes delivered                        1,087             1,167               991
Net new orders                         1,127             1,124             1,024
Homes in backlog at end of period        601               561               604
Sales value of backlog              $ 97,625          $ 91,062          $ 96,429
--------------------------------------------------------------------------------

Annual Operating Cycle

The homebuilding industry in general, and the operations of the Company, are seasonal in nature. The number of new sales contracts signed escalates from January through April, compared to the balance of the year. Deliveries peak in the fiscal quarter ended July 31, as a substantial portion of homes contracted during the fiscal quarter ended April 30 are delivered. Delivery volume is relatively constant during the remainder of the year. As a result of increased deliveries and reduced selling, general and administrative costs as a percent of revenues, net earnings are substantially greater in the fourth quarter, compared to the prior three quarters.

The following table contains quarterly operating information for the company over the last two fiscal years and illustrates the annual operating cycle (in thousands except per share amounts and number of homes):

---------------------------------------------------------------------------------------------------------
Three Months Ended                October 31, 1995    January 31, 1996    April 30, 1996    July 31, 1996
---------------------------------------------------------------------------------------------------------
Number of homes delivered                 246               219                 245              377

Net new orders                            251               218                 410              248

Total revenues                        $37,827           $34,882             $39,404          $62,911

Gross profit from homebuilding        $ 7,550           $ 6,981             $ 7,079          $11,737

Net earnings                          $   710           $   385             $   614          $ 2,037

Net earnings per share, based on
7,942,763 shares                      $  0.09           $  0.05             $  0.08          $  0.26
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Three Months Ended                October 31, 1994    January 31, 1995    April 30, 1995    July 31, 1995
---------------------------------------------------------------------------------------------------------
Number of homes delivered                 254               246                 244              423

Net new orders                            179               246                 436              263

Total revenues                        $38,376           $40,830             $39,630          $64,649

Gross profit from homebuilding        $ 7,373           $ 7,363             $ 7,474          $12,743

Net earnings                          $   610           $   748             $ 1,293          $ 2,394

Net earnings per share, based on
7,942,763 shares                      $  0.08           $  0.09             $  0.16          $  0.30
---------------------------------------------------------------------------------------------------------

                                                                           -----

Product Mix

Since the spring of 1994, the Company has expanded into markets in North Carolina and Tennessee. This expansion is in part responsible for a shift in the Company's product mix to more detached homes. The following table sets forth a break- down of the Company's deliveries by housing type in each of the last three fiscal years:

--------------------------------------------------------------------------------
                                       1996             1995             1994
--------------------------------------------------------------------------------
Detached                                668              602              412
Attached                                419              565              579
--------------------------------------------------------------------------------
   Total                              1,087            1,167              991
--------------------------------------------------------------------------------

Geographic Concentration

During the last three fiscal years the Company has built moderately priced, quality homes in the metropolitan areas of Washington, DC; Baltimore, Maryland; Raleigh and Greensboro, North Carolina; and Pittsburgh, Pennsylvania. In fiscal 1996, the Company commenced operations in the Charlotte, North Carolina and Nashville, Tennessee markets. The following tables describe the Company's operations in each of its markets during the last three fiscal years:

--------------------------------------------------------------------------------
Net New Orders                         1996             1995             1994
--------------------------------------------------------------------------------
Washington - Baltimore                  664              750              868
North Carolina                          409              354              126
Pittsburgh                               33               20               30
Nashville                                21               --               --
--------------------------------------------------------------------------------
   Total Net New Orders               1,127            1,124            1,024
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Homes Delivered                        1996             1995             1994
--------------------------------------------------------------------------------
Washington - Baltimore                  677              857              893
North Carolina                          382              287               69
Pittsburgh                               24               23               29
Nashville                                 4               --               --
--------------------------------------------------------------------------------
   Total  Deliveries                  1,087            1,167              991
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Backlog of Sold Homes                  1996             1995             1994
--------------------------------------------------------------------------------
Washington  - Baltimore                 411              424              531
North Carolina                          151              124               57
Pittsburgh                               22               13               16
Nashville                                17               --               --
--------------------------------------------------------------------------------
   Total Backlog                        601              561              604
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Active Communities                     1996             1995             1994
--------------------------------------------------------------------------------
Washington - Baltimore                   33               44               42
North Carolina                           18               13                9
Pittsburgh                                3                1                2
Nashville                                 5               --               --
--------------------------------------------------------------------------------
   Total Active Communities              59               58               53
--------------------------------------------------------------------------------

-----
10

Year Ended July 31,1996 Compared to Year Ended July 31, 1995

Total revenues decreased by 4.6% to $175.0 million in fiscal 1996 from $183.5 million in fiscal 1995 as the number of homes delivered decreased by 6.9% to 1,087 units from 1,167. The fiscal 1996 decrease was partially offset by an increase in the average sales price of homes delivered to $154,400 from $151,300. Deliveries in the Washington market declined by 21%, offset by a 33% increase in North Carolina.

The gross profit margin as a percentage of homebuilding revenues increased to 20.0% in fiscal 1996 from 19.8% largely due to higher deliveries in the North Carolina markets where higher margins were achieved.

The Company also incurred overhead costs related to new home construction and expansion markets of which $2.2 million for fiscal 1996 and $560,000 for fiscal 1995, net of current period charges, has been capitalized in residential inventories.

Total selling, general and administrative expenses were relatively constant at $23.9 million for fiscal 1996 as compared to $23.5 in the prior year. Selling, general and administrative expenses as a percentage of homebuilding revenues increased to 14.2% in fiscal 1996 from 13.3% in fiscal 1995 as a result of lower delivery volume.

Interest and financing expenses were relatively constant at $4.8 million in fiscal 1996 as compared to $4.9 million in the prior year.

Net earnings from land sales were lower in 1996 at $172,000 from $900,000 in fiscal 1995.

Net earnings decreased by 26% to $3.7 million in fiscal 1996 from $5.0 million in fiscal 1995 due to the decreased number of home deliveries and lower profits from land sales.

Year Ended July 31, 1995 Compared to Year Ended July 31, 1994

Total revenues increased by 28.1% to $183.5 million in fiscal 1995 from $143.2 million in fiscal 1994 as the number of homes delivered increased by 17.8% to 1,167 units from 991. The fiscal 1995 increase in revenues also was due in part to an increase in the average selling price of homes delivered to $151,300 from $143,000 in the prior year.

The gross profit margin as a percentage of homebuilding revenues decreased to 19.8% in fiscal 1995 from 21.0% in fiscal 1994, principally due to increases in the cost of home construction and increased price competition.

Total selling, general and administrative expenses increased to $23.5 million in fiscal 1995 from $19.9 million in the prior year as a result of increases in sales and construction activity required to attain higher levels of revenues and expansion into new markets. Selling, general and administrative expenses as a percentage of homebuilding revenues decreased to 13.3% in fiscal 1995 from 14.0% in fiscal 1994, a result of increased management efficiencies attained at higher volume levels.

Interest and financing expenses increased to $4.9 million in fiscal 1995 from $2.9 million due to increased debt levels required to fund the Company's expansion activities.

Net earnings increased by 14.0% to $5.0 million in fiscal 1995 from $4.4 million in fiscal 1994 due to the increased number of home deliveries and land sales.

Capital Resources and Liquidity

Funding for the Company's residential building and land development activities is provided principally by cash flows from homebuilding operations and borrowing from banks and other financial institutions. The Company's capital needs depend upon its sales volume, asset turnover, land purchases and inventory levels.

At July 31, 1996, the Company had cash and cash equivalents of $15.4 million of which $600,000 was restricted to collateralize bank letters of credit and other escrows. The remaining $14.8 million was available to the Company.

In April 1994, the Company issued $43,000,000 principal amount of senior notes due October 2000. Two series of senior notes were issued: $30.0 million with a fixed rate of 8.61% per annum and $13.0 million with a floating rate of LIBOR plus 2.4%. The notes are to be repaid in three equal annual principal installments commencing in October 1998. Of the proceeds, $31.5 million was used to pay down revolving debt and the balance for costs of issuance and working capital.

The Company has finished lot and construction funding available under three revolving credit facilities which in the aggre-

                                                                           -----
gate provide for borrowing of $51.2 million of which $27.4 million was available at July 31, 1996. Borrowings under the revolving credit facilities bear interest at prime (8.25% at July 31, 1996) or prime plus 1% or LIBOR plus either 1.97% or 2.5%.

In addition to the senior notes and revolving credit facilities, the Company has loans with various lenders providing $7.4 million for the acquisition and development of land. These loans bear interest at fixed rates ranging from 8% to 10% or variable rates ranging from prime to prime plus 1% with maturities ranging from the date of lot recordation through December 1999.

At July 31, 1996, in the aggregate, the Company had $101.7 million in borrowing availability of which $27.4 million was available and the Company's average interest rate was 8.3%.

The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans. In one of the joint ventures, in April 1995, the Company contributed land with a book value of $9.6 million and the Company has received cash proceeds to date of $7.4 million which was used to reduce outstanding amounts under revolving credit facilities.

The Company believes that it will be able to fund its activities for the foreseeable future through a combination of operating cash flow, existing cash balances and existing facilities. Currently, the Company does not have any material commitments for capital expenditures except for those ordinary expenditures for the construction of homes and acquisition and development of land.


-----
12

Financial Statements
--------------------------------------------------------------------------------


Consolidated  Balance Sheets                                   July 31,
--------------------------------------------------------------------------------
(dollars in thousands)                                    1996            1995
--------------------------------------------------------------------------------
Assets

  Cash and cash equivalents                             $ 15,384        $ 15,111
  Residential inventories                                125,033         119,652
  Excess of cost over net assets acquired, net            16,553          17,064
  Investment in joint ventures                             2,751           2,276
  Other                                                   10,506           9,960
--------------------------------------------------------------------------------
Total Assets                                            $170,227        $164,063
--------------------------------------------------------------------------------

Liabilities And Shareholders' Equity

Liabilities
   Notes and loans payable                              $ 74,282        $ 72,608
   Trade accounts payable                                 17,572          16,934
   Income taxes payable                                      408             705
   Deferred income taxes                                   5,233           5,211
   Other                                                   4,963           4,583
--------------------------------------------------------------------------------
     Total liabilities                                   102,458         100,041
--------------------------------------------------------------------------------

Commitments and contingent liabilities

Shareholders' Equity:

   Common stock $.01 par value; 15,000,000 shares
     authorized, 7,000,000 shares issued and outstanding      70              70
   Non-voting common stock, 1,100,000 shares authorized,
     942,763 shares issued and outstanding                     9               9
   Additional paid-in capital                             35,147          35,147
   Retained earnings                                      32,543          28,796
--------------------------------------------------------------------------------
     Total shareholders' equity                           67,769          64,022
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity              $170,227        $164,063
--------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

                                                                           -----

Consolidated Statements of Net Earnings             Year Ended July 31,
--------------------------------------------------------------------------------
(thousands except per share ammounts)         1996          1995          1994
--------------------------------------------------------------------------------
Revenues:
  Homebuilding                              $167,821      $176,609      $141,752
  Land sales                                   5,145         5,398           637
  Other income                                 2,059         1,478           851
--------------------------------------------------------------------------------
     Total revenues                          175,025       183,485       143,240
--------------------------------------------------------------------------------
Expenses:
   Cost of sales - homebuilding              134,274       141,656       111,993
   Cost of sales - land sales                  4,863         3,923           635
   Selling, general and administrative        23,885        23,475        19,863
   Interest expense                            3,975         4,185         2,203
   Financing fees                                796           736           671
   Amortization and depreciation                 763           912           743
--------------------------------------------------------------------------------
     Total expenses                          168,556       174,887       136,108
--------------------------------------------------------------------------------
Earnings Before Income Taxes                   6,469         8,598         7,132
     Income tax expense                        2,722         3,553         2,706
--------------------------------------------------------------------------------
Net Earnings                                $  3,747      $  5,045      $  4,426
--------------------------------------------------------------------------------
Earnings Per Common Share                   $   0.47      $   0.64      $   0.56
--------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.


-----
14

Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------
Years Ended July 31, 1995, 1995 and 1994 (in thousands)

                                      Common Stock                                    Total       Total
                            --------------------------------       Additional        Retained  Shareholders'
                            Shares     Voting     Non-voting     Paid-in Capital     Earnings     Equity
------------------------------------------------------------------------------------------------------------
Balance, August 1,1993       7,943      $ 70         $ 9             $35,147         $21,310      $56,536
  Dividends                     --        --          --                  --          (1,588)      (1,588)
  Net earnings                  --        --          --                  --           4,426        4,426
------------------------------------------------------------------------------------------------------------
Balance, July 31, 1994       7,943        70           9              35,147          24,148       59,374
  Dividends                     --        --          --                  --            (397)        (397)
  Net earnings                  --        --          --                  --           5,045        5,045
------------------------------------------------------------------------------------------------------------
Balance, July 31, 1995       7,943        70           9              35,147          28,796       64,022
  Net earnings                  --        --          --                  --           3,747        3,747
------------------------------------------------------------------------------------------------------------
Balance, July 31, 1996       7,943      $ 70         $ 9             $35,147         $32,543      $67,769
------------------------------------------------------------------------------------------------------------


See Accompanying Notes to Consolidated Financial Statements.


                                                                           -----
                                                                              15

Consolidated Statements of Cash Flows                            Year Ended July 31,
------------------------------------------------------------------------------------------------
(In thousands)                                           1996            1995            1994
------------------------------------------------------------------------------------------------

Cash Flows From Operating Activities:
  Net earnings                                         $  3,747        $  5,045        $  4,426
  Adjustments to reconcile net earnings to
  net cash used in operating activities:
     Amortization and depreciation                          763             912             743
     Deferred income taxes                                   22          (1,374)         (1,075)
  Changes in assets and liabilities:
     Residential inventories                             (5,382)        (10,838)        (35,031)
     Other assets                                          (535)           (447)         (3,551)
     Trade accounts payable                                 638             301          (1,097)
     Income taxes payable                                  (298)           (639)           (947)
     Other liabilities                                      381            (674)          2,528
------------------------------------------------------------------------------------------------
     Net cash used in operating activities                 (664)         (7,714)        (34,004)

Cash Flows From Investing Activities:
   Purchases of property and equipment, net of disposals   (262)            (40)           (580)
   Purchase of homebuilding division                         --              --         (14,186)
   Proceeds from (investment in) joint venture             (475)          7,410              --
------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities   (737)          7,370         (14,766)

Cash Flows From Financing Activities:
   Proceeds from notes and loans payable                103,917          81,469         143,487
   Repayments of notes and loans payable               (102,243)        (85,693)        (95,935)
   Dividends paid                                            --            (397)         (1,588)
------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities       1,674          (4,621)         45,964

Net Increase (Decrease) In Cash And Cash Equivalents        273          (4,965)         (2,806)

Cash And Cash Equivalents, Beginning Of Year             15,111          20,076          22,882
------------------------------------------------------------------------------------------------
Cash And Cash Equivalents, End Of Year                 $ 15,384        $ 15,111        $ 20,076
------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.


-----
16

Notes to Consolidated Financial Statements Years Ended July 31, 1996, 1995
and 1994
--------------------------------------------------------------------------------

1.  Summary of Significant Accounting Policies

Organization. The Company is principally engaged in the business of the construction and sale of moderately priced, quality residential housing in the states of Maryland, North Carolina, Virginia, Pennsylvania, and Tennessee. Generally, construction is not commenced until the Company has entered into a sales contract with a customer. Homes are built on land that has been developed by the Company and others.

Basis of Presentation. The consolidated financial statements include the accounts of Washington Homes, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investment in joint ventures is accounted for using the equity method.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company considers its cash, including temporary investments with original maturities of three months or less, to be cash equivalents. Included in these amounts at July 31, 1996 and 1995 were $600,000 and $1,743,000, respectively, that are restricted to collateralize certain obligations of the Company.

Excess Cost Over Net Assets Acquired, Net. Excess cost over net assets acquired represents the excess of purchase price over the fair value of assets acquired and is being amortized over a 40-year period. The Company annually reviews its goodwill recoverability by assessing historical profitability and expectations as to future nondiscounted cash flows and net income. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at July 31, 1996.

Warranties. The Company records an accrual at the date of closing for future warranty costs based upon the relationship of historical homebuilding revenues to actual warranty costs.

Income Taxes. The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences in the recognition of certain income and expenses for financial and tax reporting purposes.

Revenue Recognition. Homebuilding revenues and land sales are recorded at the date of closing with the purchaser.

Earnings Per Common Share. Earnings per common share are based on the weighted average number of common shares outstanding during each period. The weighted average number of common and common equivalent shares outstanding was 7,943,000 for the years ended July 31,1996,1995 and 1994. Common stock equivalents for stock options have not been included because the effect would be antidilutive.

2.  Residential Inventories

Homes in process are stated at cost (determined by accumulating actual costs, including construction, interest and related overhead costs), which is not in excess of market. Finished building lots represents the cost, which is not in excess of market, of finished lots developed by the Company or acquired from other developers. Upon delivery, the costs of the homes and related lots are expensed on a specific identification basis. Land under development consists of land being developed into finished building lots. Certain costs, including interest, are capitalized as incurred during the development process. The Company's inventory consists of the following:

                                                              July 31,
--------------------------------------------------------------------------------
(in thousands)                                      1996                  1995
--------------------------------------------------------------------------------
Homes in process                                  $ 36,168              $ 32,518
Finished lots                                       43,304                38,536
Land under development                              45,561                48,598
--------------------------------------------------------------------------------
                                                  $125,033              $119,652

                                                                           -----

In March 1995, the FASB issued Statement No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed or, which, among other things, requires impairment losses to be recorded on long-live assets that are expected to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt Statement No.121 in the first quarter of fiscal 1997 and based on current circumstances, management does not believe the adoption will have any material impact on the Company's financial position or results of operation.

3.  Investment in Joint Ventures

The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans. In forming one of the joint ventures in April 1995, land with a book value of $9.6 million was contributed by the Company for which it received cash proceeds of $7.4 million which were used to reduce outstanding amounts under Revolving Credit Facilities (see Note 4). The Company's interest in the joint ventures' operating results has not been significant to date.

4.  Notes and Loans Payable

Notes and loans payable consist of the following:

                                                              July 31,
--------------------------------------------------------------------------------
(in thousands)                                      1996                  1995
--------------------------------------------------------------------------------
Senior notes                                      $ 43,000              $ 43,000
Revolving credit facilities                         23,759                18,607
Land acquisition and development                     7,361                10,825
Mortgages and other notes payable                      162                   176
--------------------------------------------------------------------------------
                                                  $ 74,282              $ 72,608
--------------------------------------------------------------------------------

Senior Notes. In April 1994, the Company issued $43,000,000 principal amount of unsecured Senior Notes due October 2000. Two series of Senior Notes were issued:
$30,000,000 with a fixed rate of 8.61% per annum, with interest payable semi-annually beginning in October 1994 and $13,000,000 with a floating rate of LIBOR plus 2.4%, with interest payable beginning October 1994 and either quarterly or semi-annually thereafter at the option of the Company. Principal repayments are due in three equal annual installments commencing October 1998.

Revolving Credit Facilities. Revolving Credit Facilities at July 31, 1996, consist of three secured seasonal revolving loan commitments totaling $51,200,000 to fund acquisition of finished building lots, home construction and model homes. In addition, the Revolving Credit Facilities provide aggregate letters of credit in the amount of $8,000,000 principally for finished building lot contract deposits and municipal bonding for land development.

The facilities have maturity dates (which may be extended) of June 1, 1997, July 31, 1997 and October 31, 1997. Borrowings under the facilities bear interest at prime (8.25% at July 31, 1996) or prime plus 1% or LIBOR plus either 1.97% or 2.50% and are collateralized by the related inventory.

The agreements, among other provisions, require the Company to fund certain reserves, meet net worth, leverage and cash flow coverage tests and place limitations on dividends, the securing of additional loans, investments, and finished lot purchases. These provisions do not significantly restrict the Company's operations.

Land Acquisition and Development Loans. The Company has loans with various lenders for the acquisition and development of land amounting to $7,361,000 and $10,825,000 at July 31, 1996 and 1995, respectively. These loans bear interest at fixed rates ranging from 8% to 10% or variable rates of prime to prime plus 1% and are collateralized by the related land under development.

Mortgages and Other Notes Payable. Mortgages and other notes payable, amounting to approximately $162,000 and $176,000 at July 31, 1996 and 1995 respectively, bear interest at rates ranging from 4.9% to 15% and mature in varying periods of up to 14 years.

-----
18

Future maturities of various notes and loans payable are as follows:

--------------------------------------------------------------------------------
For the year ending July 31,     (in thousands)
--------------------------------------------------------------------------------
1997                                $ 13,408
1998                                  15,318
1999                                  14,348
2000                                  16,835
2001                                  14,373
--------------------------------------------------------------------------------
                                    $ 74,282
--------------------------------------------------------------------------------

Capitalized Interest. A summary of capitalized interest follows:
--------------------------------------------------------------------------------
                                              Year Ended July 31,
--------------------------------------------------------------------------------
(in thousands)                         1996              1995              1994
--------------------------------------------------------------------------------
Interest capitalized                $  2,728          $  3,167          $  1,550
Interest expense                       3,975             4,185             2,203
Interest incurred                      6,703             7,352             3,753
Interest paid                          6,643             7,073             2,982
Interest in cost of sales              1,561             1,201             1,384
--------------------------------------------------------------------------------

The carrying amounts reported above for $13,000,000 of the senior notes, the revolving credit facilities and the land acquisition and development loans approximate their fair value based upon the indebtedness having, for the most part, short-term maturities and variable interest rates. The fair value of the remaining $30,000,000 of senior notes is estimated to be $29,500,000 based upon debt with interest rates currently available and similar terms and remaining maturities.

5.  Shareholders' Equity

Common Stock. The Company has 7,942,763 shares of Common Stock outstanding at July 31, 1996, of which 7,000,000 shares are voting and 942,763 shares are non-voting.

Stock Options. The Company has adopted two plans for the issuance of stock options to its employees and members of its Board of Directors, respectively.

On September 17, 1992, the Company adopted the Washington Homes Stock Option Plan (the "Employee Option Plan") pursuant to which options for up to 500,000 shares of Common Stock can be granted to officers and other key employees of the Company. Options granted under the Employee Option Plan can be either incentive stock options ("Incentive Stock Options") or non-qualified options ("Non-Qualified Options") as determined by a committee of the independent directors of the Board of Directors. Options granted under the Employee Option Plan will have an exercise price not less than fair market value at date of grant. Options will become exercisable, in part, after 12 months from the date of grant and will generally remain exercisable for ten years from the date of grant.

                                                                           -----

--------------------------------------------------------------------------------
                                        Number of Shares            Option Price
--------------------------------------------------------------------------------
Outstanding at August 1, 1993                164,000                 $     9.00
  Granted
  Canceled                                     7,000                       9.00
  Exercised
--------------------------------------------------------------------------------
Outstanding at July 31, 1994                 157,000                 $     9.00
  Granted                                    153,500                       5.25
  Canceled                                   133,500                  5.25-9.00
  Exercised
--------------------------------------------------------------------------------
Outstanding at July31, 1995                  177,000                 $5.25-9.00
  Granted                                    173,000                  4.75-5.50
  Canceled                                    18,000                  4.87-9.00
  Exercised
--------------------------------------------------------------------------------
Outstanding at July 31,1996                  332,000                 $4.75-9.00
--------------------------------------------------------------------------------
Exercisable at July 31,1996                   88,000                 $5.25-9.00
--------------------------------------------------------------------------------

At July 31,1996, there were 168,000 shares reserved for future grants.

On September 15, 1994 the Company adopted the Washington Homes Non-Employee Directors' Stock Option Plan pursuant to which options for up to 30,000 shares of Common Stock can be granted to directors who are not employees of the Company or its subsidiaries. Options are Non-Qualified Options, are not exercisable for one year and then can be exercised over a three year period. During the year ended July 31, 1995, options for 6,000 shares were granted at $3.625 per share. During the year ended July 31,1996 options for 6,000 shares were granted at $6.00 per share and options for 2,000 shares at $3.625 were canceled.

6.  Income Taxes

As discussed in Note 1, the Company follows the provisions of SFAS 109. The provision (benefit) for income taxes includes the following:

                                              Year Ended July 31,
--------------------------------------------------------------------------------
(in thousands)                         1996              1995             1994
--------------------------------------------------------------------------------
Current:
  Federal                             $2,210           $ 4,033          $ 3,095
  State                                  490               894              686
--------------------------------------------------------------------------------
                                       2,700             4,927            3,781
--------------------------------------------------------------------------------
Deferred:
  Federal                                 18            (1,125)            (880)
  State                                    4              (249)            (195)
--------------------------------------------------------------------------------
                                          22            (1,374)          (1,075)
--------------------------------------------------------------------------------
Total Provision                       $2,722           $ 3,553          $ 2,706
--------------------------------------------------------------------------------

The deferred income tax components of the provision for income taxes from operations consists of the tax effect of the following temporary differences:

                                              Year Ended July 31,
--------------------------------------------------------------------------------
(in thousands)                         1996              1995             1994
--------------------------------------------------------------------------------
Capitalized interest and points       $  124           $  (671)         $   (89)
Land step up in basis                   (206)             (927)            (601)
Investment in joint ventures              --               645               --
Uniform capitalized costs                301              (273)            (195)
Other                                   (197)             (148)            (190)
--------------------------------------------------------------------------------
Total Deferred Provision              $   22           $(1,374)         $(1,075)
--------------------------------------------------------------------------------


The difference between the effective tax rate and the expected statutory tax rate computed on earnings is attributable to the following:

-----
20

                                                  Year Ended July 31,
--------------------------------------------------------------------------------
(in thousands)                             1996            1995           1994
--------------------------------------------------------------------------------
Taxes computed at statutory rate           34.0%           34.0%          34.0%
Increases (decreases):
State income taxes                          5.3             5.0            4.6
Excess cost over net assets acquired        2.7             2.0            2.4
Tax rate differential on deferred items     0.0             0.0           (3.9)
Other                                       0.1             0.3            0.8
--------------------------------------------------------------------------------
Effective Tax Rate                         42.1%           41.3%          37.9%
--------------------------------------------------------------------------------

The deferred income tax credit at July 31, 1996 and 1995 represents the tax effect of temporary differences as follows:

                                                  Year Ended July 31,
--------------------------------------------------------------------------------
(in thousands)                             1996            1995
--------------------------------------------------------------------------------
Land step up in basis                     $2,900          $3,106
Capitalized  interest                      2,464           2,340
Uniform capitalized costs                   (596)           (897)
Investment in joint venture                  645             645
Other                                       (180)             17
--------------------------------------------------------------------------------
Deferred Income Taxes                     $5,233          $5,211
--------------------------------------------------------------------------------

During the years ended July 31, 1996,1995 and 1994, income taxes in the amount of $2,998,000, $5,509,000 and $4,645,000, respectively, were paid.

7.  Employee Retirement Plan

The Company has a 401(k) Plan which allows eligible employees to defer a portion of their total compensation subject to limitations of the Internal Revenue Code. The Company matches 30% of participant contributions, up to a maximum of $1,000 for each participant. The Company's total matching contributions under the Plan for the years ended July 31, 1996, 1995 and 1994 were approximately $67,500, $50,000 and $40,000, respectively.

8.  Related Party Transactions

From time to time the Company has engaged in transactions with related parties for the acquisition and, on a limited basis, the sale of building lots. During the years ended July 31, 1996, 1995 and 1994, the Company paid $2,596,000, $1,253,000 and $1,560,000, respectively, to companies owned by relatives of the Chairman of the Board to acquire building lots.

The Company leases certain office space from an affiliated entity (see Note 9);

9.  Commitments and Contingent Liabilities

To assure the future availability of various building lots, in the ordinary course of business the Company enters into agreements to purchase finished building lots. Deposits of approximately $2,075,000 at July 31,1996, secure the Company's performance under these agreements.

The Company leases its headquarters offices and offices for certain divisions from an affiliate and certain other facilities from unrelated parties, all under operating leases with terms ending at various dates from August 1997 through October 2001.

                                                                           -----

Future minimum rental payments required under operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year subsequent to July 31, 1996, are as follows:

--------------------------------------------------------------------------------
For the year ending July 31,                   (In thousands)
--------------------------------------------------------------------------------
1997                                              $ 1,044
1998                                                  860
1999                                                  721
2000                                                  709
2001 and thereafter                                   142
--------------------------------------------------------------------------------
Total Future Rental Payments                      $ 3,476
--------------------------------------------------------------------------------

Rental expense under long-term leases amounted to $1,072,000, $816,000 and $476,000 for the years ended July 31, 1996, 1995 and 1994, respectively.

At July 31, 1996 the Company was contingently liable to banks and other financial institutions for approximately $21.4 million for outstanding letters of credit and surety bonds relating to building lot acquisition contracts and municipal bonding for land development activities.

The Internal Revenue Service is currently examining the Company's tax returns for the years ended July 31, 1992, 1993 and 1994. The IRS has raised issues primarily related to matters having to do with the Company's recapitalization in 1992 and 1993 including a $20,000,000 gain on debt forgiveness which the Company treated as non-taxable under the provisions of Section 108 of the Internal Revenue Code and the timing of taxable income related to discontinued subsidiaries which were distributed out of the consolidated group in December 1992. The Company believes that the aforementioned matters were reported properly in the tax returns as filed.

The Company believes that it is not a party to any pending or threatened litigation or administrative proceeding which is expected to have a material adverse impact on the Company's financial position or results of operations.

10.  Acquisition

Effective May 1, 1994, the Company purchased certain assets of the homebuilding division of a subsidiary of Weyerhaeuser Real Estate Corp. (the "Division"), for $14,186,000 in cash and the assumption of $1,098,000 in liabilities. The accounts of the Division are included in the accompanying Consolidated Financial Statements subsequent to May 1, 1994. Summarized below are the unaudited consolidated results of operations for the year ended July 31, 1994 on a pro forma basis as if the Division has been acquired at the beginning of the year.

Year ended July 31, 1994
--------------------------------------------------------------------------------
Revenues                               $168,415
Net earnings                              4,063
Earnings per share                         0.59
--------------------------------------------------------------------------------

The proforma information includes adjustments for the estimated effect of the acquisition on interest expense and for selling, general and administrative costs of the acquired Division.


-----
22

Independent Auditors' Report
--------------------------------------------------------------------------------


To the Shareholders and Board of Directors of Washington Homes, Inc.:

We have audited the accompanying consolidated balance sheets of Washington Homes, Inc. and subsidiaries as of July 31, 1996 and 1995, and the related consolidated statements of net earnings, shareholders' equity and cash flows for each of the three years in the period ended July 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Washington Homes, Inc. and subsidiaries as of July 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1996 in conformity with generally accepted accounting principles.


[SIGNATURE]


Washington, D.C.
September 12, 1996


                                                                           -----
                                                                              23

Corporate Information
--------------------------------------------------------------------------------


Annual Meeting
November 13th, 1996 - 10 a.m.
Greenbelt Marriott Hotel, Greenbelt, Maryland

Form 1O-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to:

Investor Relations
Washington Homes, Inc.
1802 Brightseat Road, 6th floor
Landover, MD 20785-4238

Corporate Office
1802 Brightseat Road, 6th floor
Landover, MD 20785-4238

Transfer Agent & Registrar
Chase Mellon Shareholder Services
New York, New York

Auditors
Deloitte & Touche LLP
Washington, DC

Common Price Range
The common stock is traded on the New York Stock
Exchange, Symbol "WHI"

------------------------------------------------
Fiscal 1996      High     Low     Dividends Paid
------------------------------------------------
1st Quarter      5.63     4.25          --
2nd Quarter      6.38     4.88          --
3rd Quarter      5.75     4.50          --
4th Quarter      4.75     3.75          --
------------------------------------------------

------------------------------------------------
Fiscal 1995      High     Low     Dividends Paid
------------------------------------------------
1st Quarter      5.75     4.25         0.05
2nd Quarter      4.63     3.38          --
3rd Quarter      4.00     3.25          --
4th Quarter      5.25     3.50          --
------------------------------------------------

As of September 10, 1996, there were approximately 238 holders of record representing an estimated 3,100 beneficial owners of the Company's common stock.

-----
24

Directors and Officers
--------------------------------------------------------------------------------

Board of Directors                       Corporate Officers
------------------                       ------------------

Geaton A. DeCesaris, Sr.(1)              Geaton A. DeCesaris, Sr.
Chairman of the Board                    Chairman of the Board

Geaton A. DeCesaris, Jr.(1)              Geaton A. DeCesaris, Jr.
President, Chief Executive Officer       President, Chief Executive Officer

Paul Sukalo                              Thomas Connelly
Senior Vice President                    Senior Vice President

Thomas Connelly(1)                       Christopher Spendley
Senior Vice President                    Senior Vice President,
                                         Chief Financial Officer
Richard S. Frary(2)
Managing Director                        Clayton W. Miller
Tallwood Associates, Inc.                Senior Vice President,
New York, NY                             Chief Accounting Officer

Ronald Shapiro(2)                        Paul C. Sukalo
Counsel to the Firm                      Senior Vice President
Shapior and Olander,
Baltimore, MD                            Laurence R. Jaffe
President,                               General Counsel, Secretary
Shapiro, Robinson & Associates
                                         Jacqueline A. Lozier
Richard B. Talkin(2)                     Treasurer
Attorney,
Columbia, MD

Division Officers                        Subsidiary Officers
-----------------                        -------------------

William A. Wilder                        Cameron M. Ross
Senior Vice President                    President
Land Operations                          Westminster Homes, Inc.

Timothy M. Bates                         Paul Carty
Vice President                           Vice President
Virginia Division                        Westminster Homes, Inc.
                                         Charlotte Division
Lawrence Breneman, Jr.
Vice President                           Michael Dean Chadwick
Pittsburgh Division                      Vice President
                                         Westminster Homes, Inc.
Dorothy Minich                           Raleigh Division
Vice President
Patuxent Division                        Robert Yeatman
                                         Vice President
                                         Westminster Homes, Inc.
                                         Nashville Division

                                         Jeffrey Donohue
                                         Senior Vice President
                                         Homebuyer's Mortgage, Inc.
---------
(1) Executive Committee
(2) Audit Committee and Compensation Committee

                               [Inside back cover]

[LOGO] Washington
       Homes(R)

Making the American Dream Affordable(R)


1802 Brightseat Road
Landover, MD 20785
301-772-8900