Form 10-K, Exhibit 13
period 1998-07-31
WASHINGTON HOMES INC
filed 1998-10-23
CIK 104834

EXHIBIT 13

Washington Homes, Inc. Selected Financial Data

Years Ended July 31, In Thousands, Except Per Share Amounts and Number of Homes


Statement of Operations      1998      1997      1996      1995      1994
Total revenues              $240,703  $217,459  $175,025  $183,485  $143,240
Gross profit                  42,539    37,551    33,829    36,428    29,761
Earnings (loss) before        11,801   (8,396)    11,240    13,520    10,006
interest, financing fees
and taxes
Total interest and             5,793     5,836     4,771     4,921     2,874
financing fees expense
Net earnings (loss) *          3,788  (13,289)     3,747     5,045     4,426
Earnings (loss) per common      0.48    (1.67)      0.47      0.64      0.56
share *
Dividends per common share         -         -         -      0.05      0.20
Selected Operating Data
Number of homes delivered      1,479     1,315     1,087     1,167       991
Number of net new orders       1,709     1,305     1,127     1,124     1,024
Number of homes in backlog       821       591       601       561       604
at end of period
Balance Sheet Data
Cash                         $10,321   $10,313   $15,384   $15,111   $20,076
Residential inventories      113,198   111,520   125,033   119,652   118,379
Total assets                 145,972   142,842   170,227   164,063   166,025
Notes and loans payable       58,255    65,569    74,282    72,608    76,832
Shareholders' equity          58,270    54,480    67,769    64,022    59,374


  1997 included an after-tax, non-cash charge of $15.8 million for the impairment of long-lived assets. For further discussion of the non-cash charge, see "Management's Discussion and Analysis of Financial Condition and Results of Operations and the accompanying consolidated financial statements.


Bar Charts
Total Revenues                Total Debt                  Shareholders Equity
In Millions of Dollars    In Millions of Dollars       In Millions of Dollars

1998     241              1998     58.2                1998     58.3
1997     217              1997     65.6                1997     54.5
1996     175              1996     74.3                1996     67.8
1995     183              1995     72.6                1995     64.0
1994     143              1994     76.8                1994     59.4

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Results of Operations
The following table presents certain information regarding
the Company's operations for the last three fiscal years
(dollars in thousands):
                           1998           1997            1996
Revenues:
    Homebuilding         $233,111      $206,576       $167,821
    Land                    4,483         7,958          5,145
    Other                   3,109         2,925          2,059
    Total                $240,703      $217,459       $175,025
Homes delivered             1,479         1,315          1,087
Net new orders              1,709         1,305          1,127
Homes in backlog
  at end of period            821           591             601
Sales value of backlog    $141,619     $96,343          $97,625

Annual Operating Cycle
The homebuilding industry in general, and the operations of the Company, are seasonal in nature. The number of new sales contracts signed escalates from January through April, compared to the balance of the year. Deliveries peak in the fiscal quarter ended July 31, as a substantial portion of homes contracted during the fiscal quarter ended April 30 are delivered. Delivery volume is relatively constant during the remainder of the year. As a result of increased deliveries and reduced selling, general and administrative costs as a percent of revenues, net earnings are substantially greater in the fourth quarter, compared to the prior three quarters.
The following tables contain quarterly operating information for the Company's last two fiscal years and illustrates the annual operating cycle (dollars in thousands except per share amounts):
                                            Three Months Ended
                          October 31,     January 31,     April 30,     July 31,
                             1997           1998             1998         1998
Number of homes delivered      265           290             340          584
Net new orders                 289           382             640          398
Total revenues             $42,806       $48,035         $54,444      $95,418
Gross profit
  from homebuilding       $  7,761      $  8,010      $    9,244      $16,715
Net earnings              $    736      $     64      $      564      $ 2,426
Basic earnings per
 share, based on
 7,942,763 shares         $   0.09      $   0.01      $     0.07      $  0.31

                                             Three Months Ended
                         October 31,     January 31,      April 30,     July 31,
                           1996             1997           1997*         1997
Number of homes delivered      281           298            258           478
Net new orders                 327           312            438           228
Total revenues             $46,662       $48,681       $ 42,801       $79,315
Gross profit
  from homebuilding       $  8,067      $  8,308      $   6,966       $13,537
Net earnings (loss)       $    931      $    655      $(16,834)      $  1,959
Basic earnings (loss)
  per share, based on
  7,942,763 shares       $    0.12      $   0.08    $    (2.12)     $    0.25

*The quarter ended April 30, 1997 includes an after-tax, non-cash charge of $15.8 million for the write-down of goodwill and certain land inventory and an extraordinary loss of $390,000.

Product Mix
Since the spring of 1994, the Company has expanded into markets in North Carolina and Tennessee. This expansion is in part responsible for a shift in the Company's product mix to more detached homes. The following table sets forth a breakdown of the Company's deliveries by housing type in each of the last three fiscal years:
                              1998      1997      1996
Detached                       990       890       668
Attached                       489       425       419
    Total                    1,479     1,315     1,087

Geographic Concentration
During the last three fiscal years the Company has built moderately priced, quality homes in the metropolitan areas of Washington, DC-Baltimore, Maryland, Raleigh and Greensboro, North Carolina and Pittsburgh, Pennsylvania. In fiscal 1996, the Company commenced operations in the Charlotte, North Carolina and Nashville, Tennessee markets and began expansion in Pittsburgh. The following tables describe the Company's operations in each of its markets during the last three fiscal years:
Net New Orders
                             1998      1997      1996
Maryland                      481       483       376
Virginia                      357       247       288
North Carolina                703       454       409
Pittsburgh                     55        55        33
Nashville                     113        66        21
    Total Net New Orders    1,709     1,305     1,127

Homes Delivered
                             1998      1997     1996
Maryland                      469       482      458
Virginia                      319       293      219
North Carolina                560       420      382
Pittsburgh                     44        53       24
Nashville                      87        67        4
    Total Deliveries        1,479     1,315    1,087

Backlog of Homes Under Contract
                             1998      1997     1996
Maryland                      240       228     227
Virginia                      176       138     184
North Carolina                328       185     151
Pittsburgh                     35        24      22
Nashville                      42        16      17
    Total Backlog             821       591     601

Active Communities

                             1998     1997      1996
Maryland                       19       15        21
Virginia                       13       15        12
North Carolina                 29       23        18
Pittsburgh                      5        5         3
Nashville                       6        4         5
    Total Active Communities   72       62        59

Year Ended July 31, 1998 Compared

To Year Ended July 31, 1997
Total revenues increased by 10.7% to $240.7 million in fiscal 1998 from $217.5 million in fiscal 1997, as the number of homes delivered increased by 12.5% to 1,479 units from 1,315 units. The average sales price of homes delivered in fiscal 1998 increased slightly to $157,600 from $157,100. Deliveries increased in North Carolina by 33.3% and in Nashville by 29.9% as the Company allocated more capital to these markets as evidenced by the increase in active communities. Deliveries in Pittsburgh decreased due to developer delays in two new communities.
The gross profit margin as a percentage of homebuilding revenues remained flat at 17.9%. Margins have increased in North Carolina as a result of cost reduction initiatives. However, this was offset by the lower margins in Maryland due to the Company's strategy to increase inventory turnover.
Total selling, general, and administrative expenses increased to $33.2 million in fiscal 1998 from $29.1 million in the prior year due to increased volume, an increase in the number of active communities, and the growth of the Company's mortgage subsidiary. Selling, general, and administrative expenses as a percentage of homebuilding revenues increased slightly to 14.2% in fiscal 1998 from 14.1% in fiscal 1997.
Interest and financing expenses remained constant at $5.8 million, however interest and financing expenses as a percentage of homebuilding revenues decreased to 2.5% from 2.8% in fiscal 1997 due to improved inventory turnover and better terms on the revolving credit facility which was put in place at the beginning of fiscal year 1998.
Land sales decreased from $8.0 million in fiscal 1997 to $4.5 million in fiscal 1998. Fiscal 1997 was impacted by one significant land transaction.
Net earnings increased to $3.8 million in fiscal 1998 from a net loss of $13.3 million in fiscal 1997. The increase in deliveries which resulted in the increased revenues was a major factor in the Company's improved earnings performance. In fiscal 1997 the Company incurred an after-tax, non-cash charge of $15.8 million for the write-down of goodwill and certain land inventory in suburban Maryland, and an extraordinary loss of $390,000 from an IRS settlement relating to the extraordinary gain on debt forgiveness associated with the exchange of subordinated debt during the 1992 tax year.

Year Ended July 31, 1997 Compared

To Year Ended July 31, 1996
Total revenues increased by 24.3% to $217.5 million in fiscal 1997 from $175.0 million in fiscal 1996, as the number of homes delivered increased by 21.0% to 1,315 units from 1,087 units. The average sales price of homes delivered in fiscal 1997 increased to $157,100 from $154,400. Deliveries in the existing North Carolina markets declined by 5.3%, but were offset by growth in the expansion markets and a 14.5% increase in the Washington market.
The gross profit margin as a percentage of homebuilding revenues decreased to 17.9% in fiscal 1997 from 20.0% largely due to the competitive Washington market, the Company's strategy to increase inventory turnover, lower margins on initial closings in our expansion markets, and reduced margins in the Company's existing North Carolina markets.
Total selling, general and administrative expenses increased to $29.1 million in fiscal 1997 from $23.9 million in the prior year due to increased volume, expanded number of division operations, and the growth of the Company's mortgage subsidiary. However, selling, general and administrative expenses as a percentage of homebuilding revenues decreased to 14.1% in fiscal 1997 from 14.2% in fiscal 1996.
Interest and financing expenses increased to $5.8 million in fiscal 1997 from $4.8 million but remained constant at 2.8% as a percentage of homebuilding revenues.
Gross profit from land sales increased in 1997 to $673,000 from $282,000 in fiscal 1996.
During fiscal 1997, the Company recorded an after-tax, non-cash charge of $15.8 million for the write-down of goodwill and certain land inventory in suburban Maryland, and an extraordinary loss of $390,000. As a result, the Company reported a net loss of $13.3 million or $1.67 per share for the year.

Capital Resources and Liquidity
Funding for the Company's residential building and land development activities is provided principally by cash flows from homebuilding operations and borrowing from banks and other financial institutions. The Company's capital needs depend upon its sales volume, asset turnover, land purchases and inventory levels.
At July 31, 1998, the Company had cash and cash equivalents of $10.3 million, of which $238,000 was restricted to collateralize deposits and escrows. The remaining $10.1 million was available to the Company.
In April 1994, the Company issued $43,000,000 principal amount of Senior Notes due October 2000. Two series of Senior Notes were issued: $30.0 million with a fixed rate of 8.61% per annum and $13.0 million with a floating rate of LIBOR plus 2.4%. The notes are to be repaid in three equal annual principal installments commencing in October 1998.
In July 1997, the Company obtained a $70 million revolving credit facility replacing two credit facilities totaling $49 million. The facility provides funding for land acquisition and home construction, letters of credit, and the initial principal payment on the Senior Notes. At July 31, 1998, $12.2 million was outstanding under this facility. Borrowings under the facility bear interest at LIBOR plus 1.55% or 1.75%, depending on the type of collateral and are secured by the related inventory.
In addition to the Senior Notes and revolving credit facility, the Company has loans with various lenders providing $3.0 million for land acquisition, development and home construction. These loans bear interest at fixed rates ranging from 8% to 10% or variable rates ranging from prime to prime plus 1% with maturities ranging from the date of lot recordation through December 1999. At July 31, 1998, the Company in the aggregate had $101.1 million in borrowing availability of which $39.2 million was available. During fiscal 1998, the Company's average interest rate was 8.0%, an improvement of 0.2% when compared to its average interest rate during fiscal 1997 of 8.2%.
The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans.
The Company believes that it will be able to fund its activities for the foreseeable future through a combination of operating cash flow, existing cash balances and existing facilities. Except for ordinary expenditures for the construction of homes and acquisition and development of land, the Company does not have any material commitments for capital expenditures at the present time.

Year 2000 Issue
The Year 2000 (Y2K) problem is the result of computer programs being written using two digits rather than four to define the applicable year. Thus the year 1998 is represented by the number "98"in many legacy software applications. Consequently, on January 1, 2000, the year will jump back to "00" in accordance with many non-Y2K compliant applications. To systems that are non-Y2K compliant, the time will seem to have reverted back 100 years. So, when computing basic lengths of time, computer programs, certain building infrastructure components (including elevators, alarm systems, telephone networks, sprinkler systems, security access systems and certain HVAC systems) and any additional time-sensitive software that are non-Y2K compliant may recognize a date using the "00" as the Year 1900. This could result in system failures or miscalculations which could cause personal injury, property damage, disruption of operations, and/or delays in payment from the Company's customers all of which could materially adversely effect the Company's business, financial condition, or results of operations.
The Company has completed an assessment of its computer systems, to identify computer hardware, software, and process control systems, that are not Y2K compliant. The Company presently believes that its business-critical computer systems which are not presently Y2K-compliant will be replaced, upgraded or modified prior to 2000.
The costs of the Company's Y2K compliance efforts are being funded with cash flows from operations. In total, these costs are not expected to have a material adverse effect on the Company's overall results of operations or cash flows.
The foregoing assessment of the impact of the Y2K problem on the Company is based on management's best estimate at the present time, and could change substantially. The assessment is based upon numerous assumptions as to future events. There can be no guarantee that these estimates will prove accurate, and actual results could differ from those estimated if these assumptions prove inaccurate.

Quantitative and Qualitative Disclosures About Market Risk
The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates, in particular, debt obligations and an interest rate swap. The Company does not trade in these instruments or derivatives. The table represents principal cash flows and related weighted average interest rates by expected maturity dates. (See chart below)

Forward Looking Statements
Certain statements in the Company's Form 10-K, this Annual Report to Shareholders, as well as statements made by the Company in periodic press releases, oral statements made by the Company's officials to analysts and shareholders in the course of presentations about the Company and conference calls following the quarterly earnings releases, may be construed as Forward-Looking Statements as defined in the Private Securities Litigation Reform Act of 1995 (the Reform Act). Such statements may involve unstated risks, uncertainties and other factors that may cause actual results to differ materially. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic conditions; fluctuations in interest rates; increases in costs and materials, supplies and labor; and general competitive conditions.

Financial Instruments by Expected Maturity Date
(In thousands)            1999     2000     2001    2002     Total    Fair Value
Notes payable
  Fixed rate $)         10,000    10,000   10,000      0      30,000      31,500
  Average interest rate   8.61%     8.61%    8.61%     0
  Variable rate ($)     18,300     4,333    4,333      0      26,966      26,966

  Average interest rate   7.55%     7.96%    7.96%     0
Interest rate swap
  Variable to fixed ($) 15,000    15,000   15,000    15,000
  Average pay rate       5.66%     5.66%    5.66%      0%
  Average receive rate   5.67%     5.67%    5.67%    5.67%

Notes payable are shown by expected maturity dates and the interest rate swap by its notational amount outstanding.


Consolidated Balance Sheets
                                                         July 31,
(dollars in thousands)                             1998              1997
Assets
  Cash and cash equivalents                    $  10,321        $  10,313
  Residential inventories                        113,198          111,520
  Excess of cost over net assets acquired, net     6,015            6,216
  Investment in joint ventures                     2,848            3,058
  Other                                           13,590           11,735
    Total Assets                                $145,972         $142,842

Liabilities and Shareholders' Equity
Liabilities
  Notes and loans payable                         58,255       $  65,569
  Trade accounts payable                          21,647          16,231
  Income taxes payable                             1,179             137
  Deferred income taxes                            2,038           1,919
  Other                                            4,583           4,506
    Total liabilities                             87,702          88,362

Commitments and Contingent Liabilities

Shareholders' equity:
  Common stock $.01 par value; 15,000,000
  shares authorized; 7,914,433 and 7,015,025
  shares issued and outstanding,                      79             70
  Non-voting common stock $.01 par value;
  1,100,000 shares authorized; 28,330 and
  927,738 shares issued and outstanding,               0              9
  Additional paid-in capital                      35,147         35,147
  Retained earnings                               23,044         19,254
    Total shareholders' equity                    58,270         54,480
    Total Liabilities and Shareholders' Equity  $145,972       $142,842
See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations


                                                  Year Ended July 31,
(In thousands except per share amounts)     1998         1997        1996
Revenues:
  Homebuilding                          $233,111     $206,576     $167,821
  Land sales                               4,483        7,958        5,145
  Other income                             3,109        2,925        2,059
    Total revenues                       240,703      217,459      175,025

Expenses:
  Cost of sales-homebuilding             191,381      169,698      134,274
  Cost of sales-land sales                 3,674        7,285        4,863
  Cost of sales-impairment loss                0        9,200            0
  Selling, general, and administrative    33,206       29,078       23,885
  Interest expense                         5,172        5,059        3,975
  Financing fees                             621          777          796
  Write-down in carrying value of goodwill     0        9,981            0
  Amortization and depreciation              641          616          763
    Total expenses                       234,695      231,694      168,556
Earnings (loss) Before Income Taxes
and Extraordinary Item                     6,008     (14,235)        6,469
  Income tax expense (benefit)             2,218      (1,336)        2,722
Earnings (loss) Before Extraordinary Item  3,790     (12,899)        3,747
  Extraordinary item                           0        (390)            0
Net Earnings (loss)                   $    3,790   $ (13,289)   $    3,747
Basic and Diluted Earnings (loss) Per Share:
Earnings (loss) Before Extraordinary Item  $ 0.48    $   (1.62)         $
0.47
Extraordinary Item                              0      (0.05)            0
Basic and Diluted Earnings (loss) Per Share $ 0.48 $ (1.67) $ 0.47 See Accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Shareholders' Equity
Years Ended July 31, 1998, 1997 and 1996 (in thousands)


                  Common Stock             Additional                      Total
                                             Paid-in    Retained   Shareholders'
                Shares  Voting  Non-voting    Capital   Earnings         Equity
Balance,
August 1, 1995   7,943   $70      $9         $35,147    $28,796         $64,022
  Net earnings       0     0       0            0         3,747           3,747
Balance,
July 31, 1996    7,943    70       9          35,147     32,543          67,769
  Net earnings
  (loss)             0     0       0              0    (13,289)        (13,289)
Balance,
July 31, 1997    7,943    70       9          35,147     19,254          54,480
  Conversion of
  non-voting to
  voting             0     9      (9)             0           0               0
  Net earnings       0     0       0              0       3,790           3,790
Balance,
July 31, 1998    7,943   $79      $0        $35,147     $23,044         $58,270
See Accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                  Year Ended July 31,
(in thousands)                                1998        1997          1996
Cash Flows From Operating Activities:
    Net earnings (loss)                     $  3,790    $(13,289)   $  3,747
    Adjustments to reconcile net earnings
      (loss) to net cash provided by (used in) operating activities:

        Amortization and depreciation            641         616         763
        Deferred income taxes                    119      (3,314)         22
        Write-down of goodwill                     0       9,981           0
        Impairment loss                            0       9,200           0
    Changes in assets and liabilities:
        Residential inventories               (1,678)      4,313      (5,382)
        Other assets                          (1,995)     (1,421)       (535)
        Trade accounts payable                 5,416      (1,341)        638
        Income taxes payable                   1,042        (271)       (298)
        Other liabilities                         77        (457)        381
        Net cash provided by (used in)
        operating activities                   7,412       4,017        (664)
Cash Flows From Investing Activities:
    Purchases of property and equipment,
      net of disposals                           (90)        (68)       (262)
    Investment in joint ventures                   0        (307)       (475)
        Net cash used in investing activities    (90)       (375)       (737)
Cash Flows From Financing Activities:
    Proceeds from notes and loans payable    112,527     120,442     103,917

    Repayments of notes and loans payable   (119,841)   (129,155)   (102,243)
        Net cash provided by (used in)
        financing activities                  (7,314)     (8,713)     1,674
Net Increase (Decrease) In Cash And
Cash Equivalents                                   8      (5,071)           273
Cash And Cash Equivalents, Beginning Of Year  10,313      15,384    15,111
Cash And Cash Equivalents, End Of Year       $10,321      10,313    $15,384
See Accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Years Ended July 31, 1998, 1997 and 1996

1. Summary of Significant Accounting Policies

Organization
The Company is principally engaged in the business of the construction and sale of moderately priced, quality residential housing in the states of Maryland, North Carolina, Virginia, Pennsylvania, and Tennessee. Generally, construction is not commenced until the Company has entered into a sales contract with a customer. Homes are built on land that has been developed by the Company and others.

Basis of Presentation
The consolidated financial statements include the accounts of Washington Homes, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investment in joint ventures is accounted for using the equity method.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the Statements of Cash Flows, the Company considers its cash, including temporary investments with original maturities of three months or less, to be cash equivalents. Included in these amounts at July 31, 1998 and 1997 were $238,000 and $118,000, respectively, that are restricted to collateralize certain obligations of the Company.

Excess of Cost Over Net Assets Acquired, Net
Excess of cost over net assets acquired (goodwill) represents the excess of purchase price over the fair value of assets acquired less any write down to fair value and is being amortized over a 40-year period. The Company annually reviews its goodwill recoverability by assessing historical profitability and expectations as to future nondiscounted cash flows and net income. Based upon an analysis of the market potential associated with the goodwill in fiscal 1997, the Company wrote down to fair value the carrying value of goodwill by approximately $10.0 million. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at July 31, 1998.

Warranties
The Company records an accrual at the date of closing for future warranty costs based upon the relationship of historical homebuilding revenues to actual warranty costs.

Income Taxes
The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes are provided for temporary differences in the recognition of certain income and expenses for financial and tax reporting purposes.

Revenue Recognition
Homebuilding revenues and land sales are recorded at the date of closing with the purchaser.

Earnings (loss) Per Common Share

Basic and diluted earnings (loss) per common share are computed based on the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding was 7,943,000 for the years ended July 31, 1998, 1997 and 1996. Common stock equivalents for stock options have not been included in calculating diluted earnings per share because the dilutive effect is not significant.

Financial Instruments
The Company utilizes an interest rate swap agreement to reduce its exposure resulting from fluctuations in interest rates. The interest rate swap is matched as a hedge against the Company's variable rate debt. Gains and losses related to this hedge are deferred and included in the measurement of the related transaction, when the hedge transaction occurs.

Stock-Based Compensation
Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires expanded disclosures of stock-based compensation arrangements with employees. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, compensation costs for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock (see Note 5).

Recent Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board issued SFAS No.'s 130 and 131, "Reporting Comprehensive Income" and "Disclosures about Segments of an Enterprise and Related Information", in February 1998 issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No.'s 87, 88, and 106", and in June 1998, they issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments and the related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises employers' disclosure about pension and other postretirement benefit plans. SFAS 133 establishes accounting and reporting standards for derivative instruments, and for hedging activities. The Company does not believe that the adoption of SFAS No.'s 130, 131, 132 and 133 will have a significant effect on the Company's financial statement presentation or disclosures, or on its earnings and financial position. SFAS No.'s 130, 131 and 132 are effective for financial statements for fiscal years beginning after December 15, 1997, and SFAS No. 133 is effective for fiscal years beginning after June 15, 1999.

2. Residential Inventories
Homes in process are stated at cost (determined by accumulating actual costs, including construction, interest and related direct overhead costs), which is not in excess of market. Finished building lots represents the cost, which is not in excess of market, of finished lots developed by the Company or acquired from other developers. Upon delivery, the costs of the homes and related lots are expensed on a specific identification basis. Land under development consists of land being developed into finished building lots. Certain costs, including interest, are capitalized as incurred during the development process. The Company's inventory consists of the following:

(in thousands)                           July 31, 1998          July 31, 1997
Homes in process                             $  44,942              $  41,389
Finished lots                                   45,444                 40,560
Land under development                          22,812                 29,571
                                              $113,198               $111,520

In fiscal 1997, the Company adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed
Of," which, among other things, requires impairment losses to be recorded on long-lived assets that are expected to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on a review of long-lived assets during the third quarter of fiscal 1997, the Company wrote down to fair value, determined based on the present value of expected future cash flows, the carrying value of certain land inventory by $9.2 million.
A significant portion of the land inventory write-down was attributable to two long term development projects in suburban Maryland. The remainder of the writedown related to six close-out and three condominium communities. Based upon the Company's most recent analysis, no impairment exists at July 31, 1998.

3. Investment in Joint Ventures
The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans. The Company's interest in the joint ventures' operating results has not been significant to date.

4. Notes and Loans Payable
Notes and loans payable consist of the following:
(in thousands)                           July 31, 1998            July 31, 1997
Senior notes                                   $43,000                  $43,000
Revolving credit facility                       12,197                   19,455
Land acquisition and development                 2,979                    3,034
Mortgages and other notes payable                   79                       80
                                               $58,255                  $65,569



Senior Notes
In April 1994, the Company issued $43,000,000 principal amount of unsecured Senior Notes due October 2000. Two series of Senior Notes were issued:
$30,000,000 with a fixed rate of 8.61% per annum, with interest payable semi-annually beginning in October 1994 and $13,000,000 with a floating rate of LIBOR plus 2.4%, (7.96% at July 31, 1998), with interest payable July 1994 and either quarterly or semi-annually thereafter at the option of the Company. Beginning April 1998 interest became payable on a quarterly basis for both series of Senior Notes. Principal repayments are due in three equal annual installments commencing October 1998 and continuing to October 2000.

Revolving Credit Facility
At July 31, 1998, the Company had a $70 million facility to fund land acquisition and home construction, letters of credit, and the initial payment of the senior notes.
The facility has a maturity date (which may be extended) of October 31, 1999. Borrowings under the facility bear interest at thirty-day LIBOR (5.66% at July 31, 1998) plus either 1.55% or 1.75% depending upon the type of collateral and are secured by the related inventory.
The senior notes and revolving credit facility require the Company to meet net worth, leverage and cash flow coverage tests and place limitations on dividends, the securing of additional loans, investments, and finished lot purchases. These provisions do not significantly restrict the Company's operations.

Land Acquisition and Development Loans
The Company has loans with various lenders for the acquisition and development of land amounting to $2,979,000 and $3,034,000 at July 31, 1998 and 1997,
respectively. These loans bear interest at fixed rates ranging from 8% to 10% or variable rates of prime to prime plus 1% and are collateralized by the related inventory.

Mortgages and Other Notes Payable
Mortgages and other notes payable, amounting to approximately $79,000 and $80,000 at July 31, 1998 and 1997 respectively, bear interest at rates ranging from 4.9% to 10% and mature in varying periods of up to 3 years.
Aggregate maturities of notes and loans payable are as follows:
For the year ending July 31 (in thousands)
1999                                                     $15,604
2000                                                      28,309
2001                                                      14,342
                                                         $58,255

In January 1998, the Company entered into an interest rate swap agreement to manage interest rate exposure on the Company's variable rate debt. Amounts to be paid or received under the swap agreement are accrued as interest rates change and are recognized over the life of the swap agreement as an adjustment to interest expense. The fair value of the swap agreement was not recognized in the consolidated financial statements, since it is accounted for as a hedge. This swap agreement expires in January 2002 and effectively converts $15 million of variable LIBOR based borrowings to a fixed LIBOR of 5.67% at July 31, 1998.
The carrying amounts reported above for $13,000,000 of the senior notes, the revolving credit facilities and the land acquisition and development loans approximate their fair value based upon the indebtedness having, for the most part, short-term maturities and variable interest rates. The fair value of the remaining $30,000,000 of senior notes is estimated to be $31,500,000 based upon debt with interest rates currently available and similar terms and remaining maturities. At July 31, 1998 the pay and receive rates are approximately equal. Accordingly no value is assigned to the swap agreement.

Capitalized Interest
A summary of capitalized interest follows:
                                                  Year Ended July 31
(In thousands)                                1998          1997         1996
Interest capitalized                       $   992        $1,454       $2,728
Interest expense                             5,172         5,059        3,975
Interest incurred                            6,164         6,513        6,703
Interest paid                                6,705         6,886        6,643
Interest in cost of sales                    1,960         2,108        1,561


5. Shareholders' Equity

Common Stock
The Company has 7,942,763 shares of Common Stock outstanding at July 31, 1998, of which 7,914,433 shares are voting and 28,330 shares are non-voting. Non-voting shares are convertible to voting on a share by share basis.

Stock Options
The Company has adopted two plans for the issuance of stock options to its employees and non-employee members of its Board of Directors.
On September 17, 1992, the Company adopted the Washington Homes Stock Option Plan (the Employee Option Plan) pursuant to which options for up to 500,000 shares of Common Stock can be granted to officers and other key employees of the Company. In July 1997, the Board of Directors voted to increase the number of shares for which options could be granted to 1,000,000. The amendment to the plan was subsequently approved by the shareholders in November 1997. Options granted under the Employee Option Plan can be either incentive stock options (Incentive Stock Options) or non-qualified options (Non-Qualified Options) as determined by a committee of the independent directors of the Board of Directors. Options granted under the Employee Option Plan will have an exercise price not less than fair market value at date of grant.
Options will become exercisable, in part, after 12 months from the date of grant and will generally remain exercisable for ten years from the date of grant. Certain options are not excercisable until fiscal 2000.
On September 15, 1994 the Company adopted the Washington Homes Non-Employee Directors' Stock Option Plan (the Directors Option Plan) pursuant to which options for up to 30,000 shares of Common Stock can be granted to directors who are not employees of the Company or its subsidiaries. In November 1997, the shareholders approved an amendment to increase the number of shares available for options to 100,000. Options that are Non-Qualified Options, generally become exercisable in part after 12 months from date of grant and generally remain exercisable for ten years from the date of grant.
In September, 1996, options for 47,000 shares at $9.00 were exchanged for 47,000 shares at $3.69.
Option activity under the Company's plans is summarized below:
                                          Employees                 Directors
                                             Weighted                   Weighted
                                    Number   Average        Number      Average
                                  of Shares   Price       of Shares      Price
Outstanding - July 31, 1995        177,000    6.43         6,000          3.63
  Granted                          173,000    4.96         6,000          6.00
  Canceled                          18,000    6.48         2,000          3.63
  Exercised                              0       0             0             0
Outstanding - July 31, 1996        332,000    5.66        10,000          5.05
  Granted                          189,000    4.09         9,000          3.69
  Canceled                          89,000    4.43             0             0
  Exercised                              0       0             0             0
Outstanding - July 31, 1997        432,000    5.23        19,000          4.41
  Granted                          592,000    4.46        40,000          4.00
  Canceled                          43,000    4.76             0             0
  Exercised                              0       0             0             0
Outstanding - July 31, 1998        981,000    4.79        59,000          4.13
Exercisable at July 31, 1998       201,250    4.93         9,250          4.41
At July 31, 1998, there were 60,000 shares reserved for future grants.
The following summarizes information about the Company's stock options outstanding at July 31, 1998.
                               Options Outstanding          Options Exercisable
                                   Weighted Average
                                                                      Weighted
                      Number      Remaining      Exercise  Number       Average
Exercise Price Range Outstanding  Term in Years  Price    Exercisable  Exercise
                                                                       Price
$ 3.63 - $ 4.00        300,000      9.15          3.90     29,250       3.70
  4.06 -   4.69        295,000      8.97          4.45     19,000       4.30
  4.75 -   4.75        203,000      9.68          4.75      2,500       4.75
  4.88 -   6.00        242,000      6.60          5.14    159,750       5.20
$ 3.63 - $ 6.00      1,040,000      8.61          4.51    210,500       4.91

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan and, accordingly, does not recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123. Had compensation been recorded consistent with SFAS No. 123, net earnings and earnings per share would have been reduced to the pro forma amounts indicated in the table below (in thousands except per share amounts):
                                                 Year Ended July 31,
                                            1998       1997       1996
Net earnings (loss) - as reported         $3,790   $(13,289)    $3,747
Net earnings (loss) - pro forma                3,621    (13,314)     3,717
Earnings (loss) per share - as reported     0.48      (1.67)      0.47
Earnings (loss) per share - pro forma       0.46      (1.68)      0.47

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:
                                                   Year Ended July 31,
                                           1998       1997        1996
Expected dividend yield                       0          0           0
Expected stock price volatility                  46%        27%         37%
Risk-free interest rate                     5.2%       6.2%        6.8%
Expected life of options                      8          9           9

The weighted average fair value of options granted during 1998, 1997 and 1996 were $2.62, $1.96 and $2.92 per option, respectively.

6. Income Taxes
As discussed in Note 1, the Company follows the provisions of SFAS 109. The provision (benefit) for income taxes includes the following:
                                                Year Ended July 31,
(In thousands)                             1998       1997       1996
Current:
Federal                                  $1,982    $ 1,619     $2,210
State                                       117        359        490

                                          2,099      1,978      2,700
Deferred:
Federal                                     112     (2,713)        18
State                                         7       (601)         4
                                            119     (3,314)        22
Total Provision (Benefit)                $2,218    $(1,336)    $2,722

The difference between the effective tax rate and the expected statutory tax rate computed on earnings before taxes is attributable to the following:
                                               Year Ended July 31,
                                           1998       1997       1996
Taxes computed at statutory rate          34.0%      (34.0)%     34.0%
Increases (decreases):
State income taxes                         1.4        (1.7)       5.3
Excess cost over net assets acquired       1.1        24.7        2.7
Other                                       .4         1.6         .1
Effective tax rate                        36.9%       (9.4)%     42.1%

The deferred income tax at July 31, 1998 and 1997 represents the tax effect of temporary differences as follows:
                                         July 31, 1998      July 31, 1997
Land step up in basis                          $151              $  (189)
Capitalized interest                          1,665                1,782
Uniform capitalized costs                       250                  281
Investment in joint venture                     124                  239
Other                                          (152)                (194)
                                             $2,038               $1,919

During the years ended July 31, 1998, 1997 and 1996, income taxes in the amount of $922,328, $3,807,000 and $2,998,000, respectively, were paid.
The Internal Revenue Service has examined the Company's tax returns for the years ended July 31, 1992, 1993, and 1994. The IRS raised issues primarily related to matters having to do with the Company's recapitalization in 1992 and 1993 including a $20.0 million gain on debt forgiveness which the Company treated as non-taxable under the provisions of Section 108 of the Internal Revenue Code.
In March 1997, the Company reached a settlement with the IRS for all items in question. As a result, the Company recognized an extraordinary loss of $390,000 relating to the extraordinary gain on debt forgiveness associated with the exchange of subordinated debt during the 1992 tax year.

7. Employee Retirement Plan
The Company has a 401 (k) Plan which allows eligible employees to defer a portion of their total compensation subject to limitations of the Internal Revenue Code. The Company matches 50% of participant contributions, up to a maximum of the greater of $1,000 or 1.5% of compensation for each participant. The Company's total matching contributions under the Plan for the years ended July 31, 1998, 1997 and 1996 were approximately $124,600, $112,900 and $67,500, respectively.

8. Related Party Transactions
In prior years, the Company engaged in transactions with related parties for the acquisition of building lots. During the year ended July 31, 1996, the Company paid $2,596,000 to companies owned by relatives of the Chairman of the Board to acquire building lots.
The Company leases certain office space from an affiliated entity
(see Note 9).

9. Commitments and Contingent Liabilities
The Company leases its headquarters offices and offices for certain divisions from an affiliate and certain other facilities from unrelated parties, all under non-cancelable operating leases with terms ending through May 2008. Future minimum rental payments required under these operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year subsequent to July 31, 1998, are as follows:
For the year ending July 31 (In thousands)
1999                                          $1,477
2000                                           1,255
2001                                             961
2002                                             660
2003 and thereafter                            2,860
Total future rental payments                  $7,213

Rental expense was $1,693,000, $1,227,000 and $1,072,000 for the years ended July 31, 1998, 1997 and 1996, respectively.
At July 31, 1998 the Company was contingently liable to banks and other financial institutions for approximately $21.4 million for outstanding letters of credit and surety bonds relating to building lot acquisition contracts and municipal bonding for land development activities.
The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Independent Auditor's Report
To the Shareholders' and Board of Directors of Washington Homes, Inc.:
We have audited the accompanying consolidated balance sheets of Washington Homes, Inc. and subsidiaries as of July 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Washington Homes, Inc. and subsidiaries as of July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1998 in conformity with generally accepted accounting principles.


Washington, D.C.

September 4, 1998