Form 10-K, Exhibit 13
period 1999-07-31
WASHINGTON HOMES INC
filed 1999-10-28
CIK 104834

W A S H I N G T O N   H O M E S







                                [PHOTO OMITTED]






                        B U I L D I N G

                            I N T O   T H E                   Annual Report 1999

                          N E W   M I L L E N N I U M

B U I L D I N G   I N T O   T H E   N E W   M I L L E N N I U M



                                        Washington Homes
                                        is an innovative
                  [LOGO]                company of choice
                                        for homebuyers,
                                        employees, and
                                        shareholders.



Four years ago we launched a series of strategic initiatives to challenge ourselves to become a leading homebuilder in the United States. By the turn of the century we are poised to exceed all of our goals. As we prepare to enter the new millennium, we have raised the bar on financial and operating goals to sustain our strong growth and build shareholder value. This report outlines our vision for the next five years.



The award winning Landan model, named Best Home in its class, is featured on our cover.

                                                             WASHINGTON HOMES  1


F I N A N C I A L   H I G H L I G H T S


                                                                   Years Ended July 31,
                                                 --------------------------------------------------------
(dollars in thousands except per share amounts)    1999        1998        1997*       1996        1995

Statement of Operations Data
---------------------------------------------------------------------------------------------------------
Total revenues                                   $362,733    $240,703    $217,459    $175,025    $183,485
Gross profit                                       67,717      42,539      37,551      33,829      36,428
Earnings (loss) before interest,
  financing fees and taxes*                        24,710      11,801      (8,399)     11,240      13,520
Total interest and financing fees expense           7,356       5,793       5,836       4,771       4,921
Net earnings (loss)*                               10,648       3,790     (13,289)      3,747       5,045
Earnings (loss) per common share--basic*             1.34        0.48       (1.67)       0.47        0.64
Earnings (loss) per common share--diluted            1.30        0.48       (1.67)       0.47        0.64
Dividends per common share                             --          --          --          --        0.05

Selected Operating Data
---------------------------------------------------------------------------------------------------------
Number of homes delivered                           2,124       1,479       1,315       1,087       1,167
Number of net new orders                            2,229       1,709       1,305       1,127       1,124
Number of homes in backlog at end of period         1,008         821         591         601         561

Balance Sheet Data
---------------------------------------------------------------------------------------------------------
Cash                                             $ 12,734    $ 10,324    $ 10,335    $ 15,384    $ 15,111
Residential inventories                           130,502     115,249     114,228     125,033     119,652
Total assets                                      167,455     147,355     144,745     170,227     164,063
Notes and loans payable                            59,526      59,230      67,104      74,282      72,608
Shareholders' equity                               68,949      58,270      54,480      67,769      64,022

* 1997 includes an after-tax, non-cash charge of $15.8 million for the impairment of long-lived assets. For further discussion of the non-cash charge, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the accompanying "Consolidated Financial Statements" and notes thereto.




Total Revenues              Shareholders' Equity          Total Debt
In Millions of Dollars      In Millions of Dollars        In Millions of Dollars


                             [THREE GRAPHS OMITTED]

2  ANNUAL REPORT 1999


L E T T E R   T O   S H A R E H O L D E R S
--------------------------------------------------------------------------------


"We enter fiscal
2000 with a record
backlog as well                          [PHOTO OMITTED]
as tremendous
momentum and
enthusiasm."


Dear Fellow Shareholders:

We have just completed the best year -- by a wide margin -- in our Company's history. Our revenue of $362.7 million was 51% ahead of the record revenue achieved last year and our earnings of $10.6 million or $1.30 per fully diluted share, was 171% ahead of last year.

We had record deliveries of 2,124 homes versus 1,479 a year ago, a 44% increase. We received record new orders of 2,229 homes versus 1,709 last year, a 30% increase. Most importantly, we have entered the new year with 1,008 homes under contract in backlog, valued at $197.1 million, up from last year's 821 homes in backlog valued at $141.6 million.

Building on this success, I believe Washington Homes is poised for continued growth and profitability. Since our business plan adopted in 1995 resulted in such tremendous success, we have embarked upon a similar plan for building into the new millennium.

Regional Operations
-------------------
With the acquisition of the operations of Breland Homes in Huntsville, Alabama and the Gulf Coast of Mississippi, we are now focused on three regions -- the Mid-Atlantic, which encompasses Maryland, Virginia and Pennsylvania; the Southeast, which is comprised of North and South Carolina; and the Mid-South, consisting of Tennessee, Alabama and Mississippi.

Many people have contributed to our successful year. Thomas J. Pellerito, our Chief Operating Officer and President of Homebuilding, oversees the Division Presidents in the Mid-Atlantic region as well as Regional Presidents in both the Southeast (Robert Hurson) and Mid-South (Tony L. Kennicott). Tom as recently completed the task of carefully evaluating each of the many quality products used in building our homes, as well as adding over 40 new home plans of various sizes and price points to our product line. This includes homes designed to accommodate the narrower lots being developed today as part of the industry's effort to promote Smart Growth. He also supervised the coordination of volume purchases from suppliers and manufacturers by our National Purchasing Manager, Larry Gorman, that helped improve

                                                             WASHINGTON HOMES  3

our homebuilding gross profit margin to 19.1% from 17.9% last year.

Christopher Spendley, our Chief Financial Officer, is completing the recruitment and installation of controllers in each of our nine divisions. Chris is also managing our MIS department, ensuring that all systems are both Y2K ready and capable of handling the Company's growth.

Land Holdings
-------------
We continue to improve our land holdings, in terms of the number of lots we control, as well as the quality of new communities. Of the approximately 11,000 lots we control, 73% are under rolling option contracts, meaning a third party land developer owns the land. We have the right to acquire the lots in accordance with predetermined schedules consistent with anticipated sales and production. This method of purchasing lots allows us to invest our capital in work-in-process, thereby minimizing our debt levels. This practice has also allowed us, over a three-year period, to double the size of our Company, expand into four additional markets and reduce our overall debt levels by approximately 20%. This disciplined management of our balance sheet also affords us protection in a possible down turn and, more importantly, gives us the flexibility to expand during strong economic periods.

Ancillary Business
------------------
Our mortgage company now operates in all of our market areas and we have increased our capture rate of mortgages placed on homes we build to 60% this year versus 55% a year ago. Our title service operation is now operating in Maryland, Virginia and Tennessee, and will soon open in Alabama and Mississippi. Our Design Showcase is open in Maryland, Virginia, and Greensboro, North Carolina, and will soon open in Alabama and Mississippi.

We believe we can increase future earnings from our ancillary businesses by expanding our Design Showcase, adding title services in Alabama and Mississippi, and increasing our mortgage capture rate.

New Business
------------
We have achieved greater product diversity through our acquisition of assets of Regency Homes, a Maryland-based homebuilder. Regency's product offerings were primarily 2,700 to 4,500 square feet in size, in contrast to our product, which traditionally did not exceed 3,000 square feet. These larger homes provide for more sales opportunities in the affluent and growing Northern Virginia market, as well as additional land opportunities that are available to us because of our wider product diversity.

During 1999, we broke ground on Heritage Pines in Raleigh, North Carolina, an active adult community being developed through a joint venture with U.S. Home Corporation. Additionally, we are in final negotiations and feasibility analysis to expand our existing joint venture with U.S. Home Corporation to include Heritage Woods, located just north of Charlotte, North Carolina. We are also in the process of identifying other sites to continue our expansion into this market segment.

Looking Ahead
-------------
We are currently in one of the best housing markets in history. Although we have seen interest rates begin to creep up a bit, we have not seen a significant drop off in traffic or sales in our communities. I believe this is a direct result of continued strong job growth in our market areas, which are some of the strongest markets in the country. Even if interest rates increase, as long as the economy remains strong, I believe we will continue to have a favorable housing market. History shows job growth is the primary driver of housing starts, while interest rates generally determine the price point and option level that a homebuyer will select.

This report outlines our 2004 Plan -- which calls for us to repeat what we did in the past three years -- double our size. While this may sound difficult to accomplish, and unforeseen factors such as changes in the economy could alter or delay achievement of our plan, we believe we can meet our stated objectives. As we analyze the size and strength of each of our three regions, we believe 5,000 deliveries are possible. We are confident that this can be done prudently and done profitably. We have begun investing for the future, without sacrificing current earnings. In addition to identifying new, adjacent markets, we continue to explore opportunities in our existing markets to leverage our management and staff, as well as the infrastructure in each of our three regions.

I can assure you that your management team remains focused on profitability. We share the short and long term goals of all of our shareholders. We will continue to analyze strategic opportunities that emphasize maximizing investment returns as well as provide for long term growth. This past year, we were able to achieve an 18.3% return on equity and we are focused on further improvement in fiscal year 2000.

Thank you for being with us for this record-breaking year. Washington Homes looks forward to achieving greater success as we build in to the new millennium.

Sincerely,

/s/ Geaton A. DeCesaris, Jr.

Geaton A. DeCesaris, Jr.
Chairman of the Board,
President & Chief Executive Officer

4  ANNUAL REPORT 1999


R A I S I N G   E X P E C T A T I O N S


[PHOTO OMITTED]


The Chesterfield is one of the models offered in our new Monogram Series, luxury homes of 3,000 square feet and larger.



Total Deliveries by Region

[GRAPH OMITTED]



2000 and Beyond
---------------

In the past three years, Washington Homes has doubled in size by executing its strategic plan.

o We have successfully expanded our home sales to a wider geographic area, which has resulted in a record number of home deliveries in 1999.

o We continue to expand our ancillary services: mortgages, titles, homeowner's insurance and design centers in each of our markets.

o We have dramatically expanded our product offerings to include homes over 3,000 square feet.

The plan for building into the new millennium provides for significant growth yet continues the emphasis on a disciplined and focused approach to maximize shareholder value.

                                                             WASHINGTON HOMES  5


top: The Oxford model features a light-filled, two-story living room, four bedrooms, and luxury baths.

bottom: A gorgeous two-story family room is just one of the features of the Van Buren model, a perennial favorite.


                                        "Our customers can
          [PHOTO OMITTED]                purchase a home,
                                         obtain a mortgage,
                                         title insurance, and
                                         homeowner's
          [PHOTO OMITTED]                insurance through
                                         Washington Homes."


Homebuyer's Mortgage, Inc.
--------------------------
In fiscal year 1999, Homebuyer's Mortgage provided 1,406 loans for homebuyers. With an excellent customer approval rating, Homebuyer's
Mortgage has achieved 60% capture rate
company wide and increased profitability.

Keys to Future Success

o Offering competitive mortgage programs through offices conveniently located adjacent to each of our homebuilding offices

o Experienced loan officers that are accustomed to working closely with customers to find the specified loan programs that meet individual customer needs.

o  Superior communication between lender and
   builder results in a seamless experience for the
   customer while allowing the builder to better
   manage the delivery of its backlog                            [PHOTO OMITTED]


New Homebuyers Title
--------------------
Providing title services to 1,060 customers in fiscal
1999, New Homebuyers Title and affiliates offer convenience to our buyers through offices located in Maryland, Virginia and Tennessee. The capture rate in the Mid-Atlantic region was over 95%.

Keys to Future Success

o  Expansion of title services to other markets

o  Providing better customer service

o Establishment of a national title insurance relationship

                                   Spacious two-story great rooms are a popular feature of many of our new home designs.

6  ANNUAL REPORT 1999


P R O D U C T   D I V E R S I T Y


                                        "We have
                                         dramatically
                                         expanded our
[PHOTO OMITTED]                          offerings of
                                         home designs
                                         and available
                                         features..."


This Landan model, whose exterior is featured on the cover, showcases the optional see-through fireplace and sunroom.


                               Expanding Choices
                               -----------------
                               From townhomes, single family homes, and
                               active adult communities, Washington Homes
                               offers homes for first-time homebuyers, move-
                               up buyers, as well as active adults and retirees.
     1999 Home Deliveries      In addition to our standard features, our Design
     by Selling Price          Showcase displays the wide variety of choices
                               available to homebuyers to personalize and
     [GRAPH OMITTED]           customize their home.

                               Expanding Goals
                               ---------------
                               Our management team is committed to firmly establishing Washington Homes' reputation as a builder of choice by designing homes that appeal to today's homebuyer. Management is also com-mitted to allocating capital to expand to new areas with expected strong ecomonic growth, as well as primarily managing its land inventory through lot option contracts rather than outright purchase. Furthermore, the Company has devel-oped comprehensive agreements with many of our vendors that have resulted in better pricing and strengthened alliances that offer substantial benefits to our customers.

                                                             WASHINGTON HOMES  7


                               Thomas J. Pellerito (left), our Chief
                               Operating Officer and Christopher Spendley
                               (right), our Chief Financial Officer


     [PHOTO OMITTED]                            [PHOTO OMITTED]


                               Design Showcase
                               ---------------
                               Our design centers display the wide variety of custom options that are available to our homebuyers.

                               Keys to Future Success

                               o  Expansion of the Design Showcase
                                  to all markets

                               o  Increasing the variety of additional
                                  options available in all markets

                               o  Offering purchasers the ability to
                                  personalize their home while creating
                                  enthusiasm for their new home
                                  purchase

                               Homebuyer's Insurance
                               ---------------------
                               Our streamlined process offers our
                               homebuyers convenience in purchasing
                               homeowner's insurance.

                               Keys to Future Success

                               o  Expansion of business through our
                                  mortgage offices to provide better
                                  customer service and convenience

                               o  Increasing the number of new
                                  policies sold

Our beautiful Delaware model features a two-story center family room a well-appointed kitchen and up to five large bedrooms.

8  ANNUAL REPORT 1999


M A R K E T   D I V E R S I T Y


                                [PHOTO OMITTED]


The Remington offers the convenience of single-level living with the luxury of soaring cathedral ceilings, a large master bedroom suite, and country kitchen with breakfast area.


Lots Under Control                                  Total Lots Under Control
------------------
                                                         [GRAPH OMITTED]
Our regional divisions, Mid-Atlantic, Southeast and Mid-South, are locations where strong eco-nomic growth is expected to continue. By reduc-ing our reliance upon any one geographic area, Washington Homes is endeavoring to be less dependent upon cyclical economic trends that might affect an individual region.


[PHOTO OMITTED]                    Washington Homes offers traditional, garage,
                                   and neo-traditional townhome designs. Many of these homes feature spacious living areas, luxury baths, and open foyers.

                                                             WASHINGTON HOMES  9

Mid-Atlantic Region
-------------------
The federal government and major corporations such as Marriott, Lockheed Martin and Mobil Oil have traditionally been major regional employers.
More recently, the area's economy has been transformed by the rapid growth of biotechnology, telecommunications and computer technology as businesses such as America Online and MCI/
Worldcom have established themselves in the greater Washington/Northern Virginia area.


[MAP OMITTED]                                [PHOTO OMITTED]

                        The classic Ohio model has proven popular with many move-up buyers and will be built in each of our regions. This home features an expansive family room, a gourmet kitchen and a luxurious master suite.


                   Southeast Region
                   ----------------
                   The major cities of this region, Raleigh, Greensboro, and Charlotte have benefited from the growth of existing businesses and the relocation of nationally known corpora-tions to this area. Major employers are: IBM Corporation, Northern Telecom, GlaxoWellcome, Environmental
                   Protection Agency as well as Research Triangle Institute. Charlotte is the home of Carolinas Healthcare System, First Union Corporation, Bank of America, Duke Energy, and Winn-Dixie. We expect to expand into South Carolina from our Charlotte base.


Mid-South Region
----------------
The growth and relocation of a number of large corporations has expanded the Nashville area's economy. Its educated workforce and mild climate have drawn employers such as Dell computers, Spring PCS, and Hewlett Packard, to the area. In addition, educational institutions such as Vanderbilt
University rank high on the list of large area employers. Major employers in the Huntsville area are SCI Systems, Boeing, the US Army Redstone
Arsenal, Huntsville Hospital System, Intergraph
Corporation and the Huntsville City School system.
The Gulf Coast area is a desirable place to live with the area's growth assisted by tourism and gaming.


                                     [PHOTO OMITTED]     Active adult
                                                         communities are
                                                         offered in our
                                                         Southeast region in
                                                         conjunction with our
                                                         joint venture with U.S.
                                                         Home Corporation.

10  ANNUAL REPORT 1999


T R I B U T E   T O   C H A I R M A N
E M E R I T U S ,   S O N N Y   D E C E S A R I S


[PHOTO OMITTED]


Tribute to Geaton A. DeCesaris, Sr.
-----------------------------------

In 1999, my father, Geaton A. (Sonny) DeCesaris, Sr. chose to move into the next stage of his life and become our Company's Chairman Emeritus. A good friend recently shared with me the true meaning of "Emeritus." It is a title reserved for the heart and soul of an organization - a true description of my father. After co=founding our predecessor company, Sonny DeCesaris and Sons Development Group (SDS), and overseeing the merger of SDS with Washington Homes in August 1988, Sonny was elected Chairman of the Board. Even then, he planned for the future well being of the Company and prepared a succession plan. Now his plan is being carried out.

My father is far more than just the Chairman of Washington Homes. He is a husband of 49 years to my mother, Elizabeth, the father of nine children, the grandfather of twenty-nine grandchildren, and recently became a great grandfather. His legacy of hard work, his insistence on quality, and his fairness to all, has served this company well and will continue to be the guiding moral and ethical compass that Washington Homes will follow.

Washington Homes' 650 full and part time employees know that they are not only part of a company, but part of a company with a heart and soul. My goal is to emulate the leadership and vision exhibited by my father during his tenure as Chairman. I promise to work extraordinarily hard to measure up to his success as both a businessman and a person.

It is with great pride and anticipation that I accept the challenges ahead to fulfill the role of Chairman that my father did so well. We are pleased that he remains a member of our Board of Directors and will continue to lend his guidance and assistance as the Company builds into the new millennium. This tribute is just a small token of appreciation that I can offer Sonny, my dad, my mentor and my friend, for his many years of hard work, unwavering dedication and service to Washington Homes.

                                                        Geaton A. DeCesaris, Jr.
                                                          Chairman of the Board,
                                             President & Chief Executive Officer

                                                            WASHINGTON HOMES  11


                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations
                                   ---------------------------------------------

Results of Operations
---------------------
The following table presents certain information regarding the Company's operations for the last three fiscal years.

(dollars in thousands)            1999                1998                1997
--------------------------------------------------------------------------------
Revenues:
  Homebuilding                  $353,729            $233,111            $206,576
  Land                             4,922               4,483               7,958
  Other                            4,082               3,109               2,925
    Total                       $362,733            $240,703            $217,459
Homes delivered                    2,124               1,479               1,315
Net new orders                     2,229               1,709               1,305
Homes in backlog
  at end of period                 1,008                 821                 591
Sales value of backlog          $197,135            $141,619            $ 96,343
--------------------------------------------------------------------------------

Annual Operating Cycle
----------------------
The homebuilding industry in general, and the operations of the Company, are seasonal in nature. The number of new sales contracts signed escalates from January through April, compared to the balance of the year. Deliveries peak in the fiscal quarter ended July 31, as a substantial portion of homes contracted during the fiscal quarter ended April 30 are delivered. Delivery volume is relatively constant during the remainder of the year. As a result of increased deliveries and reduced selling, general and administrative costs as a percent of revenues, net earnings are substantially greater in the fourth quarter, compared to the prior three quarters.

The following tables contain quarterly operating information for the Company's last two fiscal years and illustrates the annual operating cycle (dollars in thousands except per share amounts):

                                           Three Months Ended
                         -------------------------------------------------------
                         October 31,    January 31,      April 30,      July 31,
                             1998           1999            1999          1999
--------------------------------------------------------------------------------
Number of homes
  delivered                    407            427             533            757
Net new orders                 430            432             836            531
Total revenues             $69,128        $74,262         $89,397       $129,946
Gross profit from
  homebuilding             $12,319        $13,394         $17,152       $ 24,643
Net earnings               $ 1,269        $ 1,839         $ 3,047       $  4,493
Basic earnings per share   $  0.16        $  0.23         $  0.38       $   0.57
Diluted earnings per
  share                    $  0.16        $  0.23         $  0.37       $   0.54
--------------------------------------------------------------------------------


                                           Three Months Ended
                         -------------------------------------------------------
                         October 31,    January 31,      April 30,      July 31,
                             1997           1998            1998          1998
--------------------------------------------------------------------------------
Number of homes
  delivered                    265            290            340             584
Net new orders                 289            382            640             398
Total revenues             $42,806        $48,035        $54,444         $95,418
Gross profit from
  homebuilding             $ 7,761        $ 8,010        $ 9,244         $16,715
Net earnings               $   736        $    64        $   564         $ 2,426
Basic and diluted
  earnings per share       $  0.09        $  0.01        $  0.07         $  0.31
--------------------------------------------------------------------------------

Geographic Concentration
------------------------
During the last three fiscal years the Company has built quality homes in the metropolitan areas of Washington, DC-Baltimore, Maryland; Raleigh, Greensboro, and Charlotte, North Carolina; Nashville, Tennessee and Pittsburgh, Pennsylvania. In fiscal 1999, the Company acquired the assets of a local homebuilder in the Huntsville, Alabama and the Mississippi Gulf Coast markets. Since the purchase of the assets in Alabama and Mississippi, the Company formed three operating regions: Mid-Atlantic (Maryland, Virginia and Pennsylvania), Southeast (North Carolina) and Mid-South (Tennessee, Alabama, and Mississippi). The following tables describe the Company's operations in each of its regions during the last three fiscal years:

Net New Orders                1999             1998             1997
--------------------------------------------------------------------
Mid-Atlantic                 1,314              893              785
Southeast                      666              703              454
Mid-South                      249              113               66
--------------------------------------------------------------------
  Total Net New Orders       2,229            1,709            1,305
--------------------------------------------------------------------


Homes Delivered               1999             1998             1997
--------------------------------------------------------------------
Mid-Atlantic                 1,118              832              828
Southeast                      755              560              420
Mid-South                      251               87               67
--------------------------------------------------------------------
  Total Homes Delivered      2,124            1,479            1,315
--------------------------------------------------------------------


Backlog of Homes
Under Contract                1999             1998             1997
--------------------------------------------------------------------
Mid-Atlantic                   647              451              390
Southeast                      239              328              185
Mid-South                      122               42               16
--------------------------------------------------------------------
  Total Backlog              1,008              821              591
--------------------------------------------------------------------


Active Communities            1999             1998             1997
--------------------------------------------------------------------
Mid-Atlantic                    37               37               35
Southeast                       26               29               23
Mid-South                       19                6                4
--------------------------------------------------------------------
  Total Active Communities      82               72               62
--------------------------------------------------------------------

12  ANNUAL REPORT 1999


Management's Discussion and Analysis of
Financial Condition and Results of Operations
---------------------------------------------


Financial Services
------------------
Financial services consist primarily of providing mortgage loan and title services to the Company's homebuyers and others. During the fiscal year ended July 31, 1999, the mortgage operations provided revenue of $4.8 million, up 67% from $2.9 million in fiscal 1998 and up 135% from $2.0 million in fiscal 1997. The increase in revenues in 1999 from 1998 and 1997 was primarily due to increases in mortgage loan originations. The Company's financial services goals are to improve profitability by increasing the capture rate of providing mortgages for its homebuyers and expanding its originations of mortgages to others.

Year Ended July 31, 1999
Compared To Year Ended July 31, 1998
------------------------------------
Total revenues increased by 50.7% to $362.7 million in fiscal 1999 from $240.7 in fiscal 1998, as the number of homes delivered increased by 43.6% to 2,124 units from 1,479 units. The average sales price of homes delivered in fiscal 1999 increased 5.6% to $166,500 from $157,600.

Gross profit margin as a percentage of homebuilding revenues increased to 19.1% from 17.9% primarily as a result of the Company's cost reduction initiatives, sales price increases and strong overall market conditions.

Selling, general and administrative expenses increased to $46.7 million in fiscal 1999 from $33.2 million in the prior year due to increased volume, an increase in the number of active communities and the growth in the Company's financial services. Selling, general and administrative expenses as a percentage of homebuilding revenues decreased to 13.2% in fiscal 1999 from 14.2% in fiscal 1998.

Interest and financing expenses increased to $7.4 million in fiscal 1999 from $5.8 million in fiscal 1998, however, interest and financing expenses as a percentage of homebuilding revenues decreased to 2.1% from 2.5% in fiscal 1998 due to improved inventory turnover.

Gross profit from land sales was $209,000, on revenues of $4.9 million in fiscal 1999 compared to $809,000 on revenues of $4.5 million in fiscal 1998.

Net earnings increased to $10.6 million in fiscal 1999 from $3.8 million in fiscal 1998. The increase in deliveries which resulted in the increased revenues was a major factor in the Company's improved earnings performance.

Year Ended July 31, 1998
Compared To Year Ended July 31, 1997
------------------------------------
Total revenues increased by 10.7% to $240.7 million in fiscal 1998 from $217.5 million in fiscal 1997, as the number of homes delivered increased by 12.5% to 1,479 units from 1,315 units. The average sales price of homes delivered in fiscal 1998 increased slightly to $157,600 from $157,100.

Gross profit margin as a percentage of homebuilding revenues remained flat at 17.9% largely due to cost reduction initiatives along with a focused effort on improving the Company's land position for each homebuilding operation, and the Company's pricing strategy to increase inventory turnover in order to reallocate capital to better markets.

Total selling, general, and administrative expenses increased to $33.2 million in fiscal 1998 from $29.1 million in the prior year due to increased volume, an increase in the number of active communities and the growth in the Company's financial services. Selling, general, and administrative expenses as a percentage of homebuilding revenues increased slightly to 14.2% in fiscal 1998 from 14.1% in fiscal 1997.

Interest and financing expenses remained constant at $5.8 million in fiscal 1998, however interest and financing expenses as a percentage of homebuilding revenues decreased to 2.5% from 2.8% in fiscal 1997 due to improved inventory turnover and better terms on the revolving credit facility which was put in place at the beginning of fiscal year 1998.

Gross profit from land sales was $809,000 on revenues of $4.5 million in fiscal 1998 compared to $673,000 on revenues of $8.0 million in fiscal 1997. The Company's initiative to reduce its exposure to land under development resulted in the decrease in land sales revenues for fiscal 1998.

Net earnings increased to $3.8 million in fiscal 1998 from a net loss of $13.3 million in fiscal 1997. In fiscal 1997 the Company incurred an after-tax, non-cash charge of $15.8 million for the impairment of long-lived assets, and an extraordinary loss of $390,000 related to the extraordinary gain on debt forgiveness associated with the exchange of subordinated debt during the 1992 tax year.

                                                            WASHINGTON HOMES  13


                                         Management's Discussion and Analysis of
                                   Financial Condition and Results of Operations
                                   ---------------------------------------------


Capital Resources and Liquidity
-------------------------------
Funding for the Company's residential building and land development activities is provided principally by cash flows from homebuilding operations and borrowing from banks and other financial institutions. The Company's capital needs depend upon its sales volume, asset turnover, land purchases and inventory levels.

At July 31, 1999, the Company had cash and cash equivalents of $12.7 million, of which $607,000 was restricted to collateralize deposits and escrows. The remaining $12.1 million was available to the Company.

In April 1994, the Company issued $43 million principal amount of Senior Notes due October 2000. Two series of Senior Notes were issued: $30.0 million with a fixed rate of 8.61% per annum and $13.0 million with a floating rate of LIBOR plus 2.4%. The notes are required to be repaid in three equal annual principal installments which commenced October 1998 and will continue to October 2000.

At July 31, 1999, the Company had two secured revolving credit facilities totaling $85 million. These facilities provide funding for land acquisition and home construction, letters of credit, and principal repayments on the Senior Notes. At July 31, 1999, $27.6 million was outstanding under these facilities. Borrowings under the facilities bear interest at LIBOR plus 1.55% or 1.75%, depending on the type of collateral and are secured by the related inventory.

In September 1999, the Company retired a $70 million revolving credit facility and replaced it with a $120 million credit facility. This facility consists of a $100 million revolver and a $20 million term loan which matures in October 2001 with annual renewal thereafter. Interest on the revolving credit facility and term loan is LIBOR plus 1.75% and 2.85%, respectively.

In addition to the Senior Notes and revolving credit facilities, the Company has loans with various lenders providing $3.0 million for land acquisition, development and home construction. These loans bear interest at fixed rates ranging from 8% to 10% or a variable rate of prime with maturities ranging from the date of lot recordation through July 2000.

At July 31, 1999, the Company in the aggregate had $116.9 million in borrowing capacity of which $57.4 million was available. During fiscal 1999, the Company's average interest rate was 7.6%, an improvement of 40 basis points when compared to its average interest rate during fiscal 1998 of 8.0%

The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans. The Company also participates in a joint venture formed to develop and market an active adult community in the Raleigh, North Carolina market.

The Company believes that it will be able to fund its activities for the foreseeable future through a combination of operating cash flow, existing cash balances and existing credit facilities. Except for ordinary expenditures for the construction of homes, and acquisition and development of land, the Company does not have any material commitments for capital expenditures at July 31, 1999.

Year 2000 Issue
---------------
The Year 2000 (Y2K) issue is the result of computer programs being written using two digits rather than four to define the applicable year. Thus the year 1999 is represented by the number "99" in many legacy software applications. Consequently, on January 1, 2000, the year will jump back to "00" in accordance with many non-Y2K ready applications. To systems that are non-Y2K ready, the time will seem to have reverted back 100 years. So, when computing basic lengths of time, the Company's computer programs, certain building infrastructure components (including elevators and certain HVAC systems) and any additional time-sensitive software that are non-Y2K ready may recognize a date using "00" as the Year 1900. This could result in system failures or miscalculations which could cause personal injury, property damage, disruption of operations, and/or delays in payments from the Company's customers, any or all of which could materially adversely effect the Company's business, financial condition, or results of operations.

State of Readiness:
-------------------
During fiscal 1998 the Company began a formal year 2000 readiness assessment on all information technology assets to ensure the readiness of all applications, operating systems and hardware on its PC desktop suites and LAN and WAN server and communications platforms; the readiness of voice and data network software and hardware and to address the readiness of key vendors and other third parties.

The Company's assessment involves five phases: (1) inventory Y2K items and assigning priorities, (2) assessing the Y2K readiness of items, (3) remediating or replacing items that are determined not to be Y2K ready, (4) testing items for Y2K readiness and (5) designing and implementing Y2K contingency and business continuity plans. To determine that all IT systems (whether internally developed or purchased) are Y2K ready, each system is tested using a standard testing methodology which includes unit testing, baseline testing, and future date testing. Future date testing includes critical dates near the end of 1999 and into the year 2000, including leap year testing.

The inventory and assessment phases were completed in fiscal 1998. At July 31, 1999, all of the Company's application systems had been remediated and current date tested. Essentially all but one critical hardware component was ready and tested by July 1999. This one remaining hardware item is expected to be resolved, tested and remediated in October 1999.

14  ANNUAL REPORT 1999


Management's Discussion and Analysis of
Financial Condition and Results of Operations
---------------------------------------------


Cost:
-----
The costs of the Company's Y2K readiness efforts are being funded with cash flows from operations. The estimated total cost of the Y2K project is approximately $75,000. Costs incurred during fiscal 1999 were approximately $37,000, with the remainder of the estimated total being incurred during the first and second quarters of fiscal 2000. In total, these costs are not expected to have a material adverse effect on the Company's overall results of operations or cash flows.

Risk:
-----
The Company believes that its Y2K readiness program will prepare the Company for Year 2000 compliance in a timely manner. However, there can be no assurance that the Company's internal systems or equipment or those external parties on which the Company relies will be Y2K ready in a timely manner or that the Company's external parties contingency plans will mitigate the effects of any non-compliance. Given the current status of the Company's Y2K assessment, management believes that the most probable worst case scenario could result in short term business interruptions. However, failure by the Company and/or external parties to complete Y2K readiness work in a timely manner could have a material adverse affect on the Company's financial position and results of operations.

Contingency Plans:
------------------
The Company is developing a Y2K contingency plan designed to address problems arising from Year 2000 failures of critical third parties and will be directed towards providing alternate sources of supply to the Company. The Company expects to complete its contingency planning phase for Year 2000 by October 31, 1999.

The foregoing assessment of the impact of the Y2K issue on the Company is based on management's best estimate at the present time, and could change substantially. The assessment is based upon numerous assumptions as to future events. There can be no guarantee that these estimates will prove accurate, and actual results could differ from those estimated if these assumptions prove inaccurate.

Quantitative and Qualitative Disclosures
About Market Risk
----------------------------------------
The Company is exposed to market risk from changes in interest rates. Adverse changes in interest rates can have a material effect on the Company's operations.

At July 31, 1999, the Company had $59.5 million of debt outstanding of which $21.8 million bears fixed interest rates. If the interest rate charged to the Company on its variable rate debt were to increase significantly, the effect could be materially adverse to future operations.

The Company's objective in its risk management program is to seek a reduction in the potential negative earnings effects from changes in interest rates. The Company's strategy to meet this objective is to maintain a balance between fixed-rate and variable-rate debt, varying the proportion based on the Company's perception of interest rate trends and the market place for various debt instruments. In addition, the Company has entered into an interest rate swap agreement which effectively converts $15 million of its variable rate debt to fixed in an effort to minimize its market risk from changes in interest rates. The fair values of all financial instruments approximate their carrying values (see Note 5 to the consolidated financial statements).

Safe Harbor Statement
---------------------
Certain statements in the Company's Form 10-K, this Annual Report to Shareholders, as well as statements made by the Company in periodic press releases, oral statements made by the Company's officials to analysts and shareholders in the course of presentations about the Company and conference calls following the quarterly earnings releases, may be construed as "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or industry results to vary materially from predicted results, performance, achievements or those of the industry. Such risks, uncertainties and other factors include, but are not limited to, changes in general economic conditions; fluctuations in interest rates; increases in costs and availability of materials, supplies and labor; and general competitive conditions.

                                                            WASHINGTON HOMES  15


                                               Consolidated Financial Statements
                                               ---------------------------------


Consolidated Balance Sheets
---------------------------
                                                                  July 31,
                                                           ---------------------
(dollars in thousands)                                       1999          1998
--------------------------------------------------------------------------------
Assets
------
  Cash and cash equivalents                                $ 12,734     $ 10,324
  Residential inventories                                   130,502      115,249
  Excess of cost over net assets acquired,
    (net of accumulated amortization of
    $4,934 and $4,650)                                        8,731        6,015
  Investment in join ventures                                 3,876        2,276
  Other                                                      11,612       13,491
--------------------------------------------------------------------------------
Total Assets                                               $167,455     $147,355
================================================================================

Liabilities and Shareholders' Equity
------------------------------------
Liabilities
  Notes and loans payable                                  $ 59,526     $ 59,230
  Trade accounts payable                                     24,568       21,647
  Income taxes payable                                        2,770        1,179
  Deferred income taxes                                       1,216        2,038
  Other                                                      10,426        4,991
--------------------------------------------------------------------------------
    Total liabilities                                        98,506       89,085
--------------------------------------------------------------------------------

Commitments and Contingent Liabilities
--------------------------------------
Shareholders' equity
  Common stock $.01 par value; 15,000,000 shares
    authorized; 7,949,013 and 7,914,433 shares issued
    and outstanding,                                             79           79
  Non-voting common stock $.01 par
    value, 1,100,000 shares authorized;
    0 and 28,330 shares issued and outstanding,                  --           --
  Additional paid-in capital                                 35,178       35,147
  Retained earnings                                          33,692       23,044
--------------------------------------------------------------------------------
    Total shareholders' equity                               68,949       58,270
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                 $167,455     $147,355
================================================================================



See Accompanying Notes to Consolidated Financial Statements.

16  ANNUAL REPORT 1999


Consolidated Financial Statements
---------------------------------


Consolidated Statements of Operations
-------------------------------------
                                                       Year Ended July 31,
                                              ----------------------------------
(in thousands except per share amounts)          1999        1998        1997
--------------------------------------------------------------------------------
Revenues:
---------
  Homebuilding                                $ 353,729   $ 233,111   $ 206,576
  Land sales                                      4,922       4,483       7,958
  Other income                                    4,082       3,109       2,925
--------------------------------------------------------------------------------
    Total revenues                              362,733     240,703     217,459
================================================================================

Expenses:
---------
  Cost of sales--homebuilding                   286,221     191,381     169,698
  Cost of sales--land sales                       4,713       3,674       7,285
  Cost of sales--impairment loss                     --          --       9,200
  Selling, general, and administrative           46,671      33,206      29,078
  Interest expense                                6,334       5,172       5,059
  Financing fees                                  1,022         621         777
  Write-down in carrying value of goodwill           --          --       9,981
  Amortization and depreciation                     418         641         616
--------------------------------------------------------------------------------
    Total expenses                              345,379     234,695     231,694
================================================================================

Earnings (Loss) Before Income Taxes
  and Extraordinary Item                         17,354       6,008     (14,235)
    Income tax expense (benefit)                  6,706       2,218      (1,336)
--------------------------------------------------------------------------------
Earnings (Loss) Before Extraordinary Item        10,648       3,790     (12,899)
  Extraordinary item                                 --          --        (390)
--------------------------------------------------------------------------------
Net Earnings (Loss)                           $  10,648   $   3,790   $ (13,289)
================================================================================

Earnings (Loss) Per Share:
--------------------------
Basic:
------
  Earnings (Loss) Before Extraordinary Item   $    1.34   $    0.48   $   (1.62)
    Extraordinary item                               --          --       (0.05)
--------------------------------------------------------------------------------
Basic Earnings (Loss) Per Share               $    1.34   $    0.48   $   (1.67)
================================================================================

Assuming Dilution:
------------------
  Earnings (Loss) Before Extraordinary Item   $    1.30   $    0.48   $   (1.62)
    Extraordinary item                               --          --       (0.05)
--------------------------------------------------------------------------------
Diluted Earnings (Loss) Per Share             $    1.30   $    0.48   $   (1.67)
================================================================================


See Accompanying Notes to Consolidated Financial Statements.

                                                            WASHINGTON HOMES  17


                                               Consolidated Financial Statements
                                               ---------------------------------


Consolidated Statements of Shareholders' Equity
-----------------------------------------------

                                                Years Ended July 31, 1999, 1998, and 1997
                                 -------------------------------------------------------------------
                                          Common Stock        Additional    Total        Total
                                 ----------------------------   Paid-in    Retained    Shareholders'
(in thousands)                   Shares   Voting   Non-voting   Capital    Earnings      Equity
----------------------------------------------------------------------------------------------------
Balance, August 1, 1996          7,943     $ 70       $  9     $35,147     $ 32,543      $ 67,769
  Net loss                          --       --         --          --      (13,289)      (13,289)
----------------------------------------------------------------------------------------------------

Balance, July 31, 1997           7,943       70          9      35,147       19,254        54,480
  Conversion of non-voting
    to voting                       --        9         (9)         --           --            --
  Net earnings                      --       --         --          --        3,790         3,790
----------------------------------------------------------------------------------------------------

Balance, July 31, 1998           7,943       79         --      35,147       23,044        58,270
  Exercise of stock options          6       --         --          31           --            31
  Net earnings                      --       --         --          --       10,648        10,648
----------------------------------------------------------------------------------------------------
Balance, July 31, 1999           7,949     $ 79       $  0     $35,178     $ 33,692      $ 68,949
====================================================================================================



See Accompanying Notes to Consolidated Financial Statements.

18  ANNUAL REPORT 1999


Consolidated Financial Statements
---------------------------------


Consolidated Statements of Cash Flows
-------------------------------------

                                                     Year Ended July 31,
                                            ------------------------------------
(in thousands)                                 1999        1998         1997
--------------------------------------------------------------------------------
Cash Flows From Operating Activities:

  Net earnings (loss)                       $  10,648    $   3,790    $ (13,289)
Adjustments to reconcile net earnings
  (loss) to net cash provided by
  operating activities:
    Amortization and depreciation                 418          641          616
    Deferred income taxes                        (822)         119       (3,314)
    Write-down of goodwill                         --           --        9,981
    Impairment loss                                --           --        9,200
  Changes in assets and liabilities, net
    of effects from acquisition:
      Residential inventories                  (5,971)      (1,021)       1,605
      Other assets                              2,639       (2,151)        (901)
      Trade accounts payable                    1,910        5,416       (1,341)
      Income taxes payable                      1,591        1,042         (271)
      Other liabilities                         5,257          117          (89)
--------------------------------------------------------------------------------
      Net cash provided by operating
        activities                             15,670        7,953        2,197

Cash Flows From Investing Activities:
  Purchases of property and equipment,
    net of disposals                             (327)         (90)         (68)
  Purchase of Breland Homes' net assets        (5,272)          --           --
  Investment in joint venture                  (1,600)          --           --
--------------------------------------------------------------------------------
      Net cash used in investing activities    (7,199)         (90)         (68)

Cash Flows From Financing Activities:
  Proceeds from notes and loans payable       221,771      111,967      121,977
  Repayments of notes and loans payable      (227,863)    (119,841)    (129,155)
  Additional paid in capital                       31           --           --
--------------------------------------------------------------------------------
      Net cash used in financing activities    (6,061)      (7,874)      (7,178)
--------------------------------------------------------------------------------
Net Increase (Decrease) In Cash and
  Cash Equivalents                              2,410          (11)      (5,049)
Cash and Cash Equivalents, Beginning
  of Year                                      10,324       10,335       15,384
--------------------------------------------------------------------------------
Cash and Cash Equivalents, End of Year      $  12,734    $  10,324    $  10,335
================================================================================



See Accompanying Notes to Consolidated Financial Statements.

                                                            WASHINGTON HOMES  19


                                      Notes to Consolidated Financial Statements
                                        Years Ended July 31, 1999, 1998 and 1997
                                      ------------------------------------------


1. Summary of Significant Accounting Policies
---------------------------------------------

Organization
------------
The Company is principally engaged in the business of the construction and sale of quality residential housing in the states of Maryland, North Carolina, Virginia, Pennsylvania, Tennessee, Alabama and Mississippi. Generally, construction is not commenced until the Company has entered into a sales contract with a customer. Homes are built on land that has been developed by the Company and others.

Basis of Presentation
---------------------
The consolidated financial statements include the accounts of Washington Homes, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investment in joint ventures is accounted for using the equity method.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
For purposes of the Statements of Cash Flows, the Company considers its cash, including temporary investments with original maturities of three months or less, to be cash equivalents. Included in these amounts at July 31, 1999 and 1998 were $607,000 and $238,000, respectively, that are restricted to collateralize certain obligations of the Company.

Excess of Cost Over Net Assets Acquired, Net
--------------------------------------------
Excess of cost over net assets acquired (goodwill) represents the excess of purchase price over the fair value of assets acquired less any write down to fair value and is being amortized from 15 to 40 years. The Company annually reviews its goodwill recoverability by assessing historical profitability and expectations as to future nondiscounted cash flows and net income. Based upon an analysis of the market potential associated with the goodwill in fiscal 1997, the Company wrote down to fair value the carrying value of goodwill by approximately $10.0 million. Based upon its most recent analysis, the Company believes that no material impairment of gooodwill exists at July 31, 1999.

Warranties
----------
The Company records an accrual at the date of closing for future warranty costs based upon the relationship of deliveries to actual warranty costs.

Income Taxes
------------
The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences in the recognition of certain income and expenses for financial and tax reporting purposes.

Revenue Recognition
-------------------
Homebuilding, land sales and financial services revenues are recorded at the date of closing with the purchaser.

Earnings (Loss) Per Common Share
--------------------------------
Basic earnings (loss) per common share are computed based on the weighted average number of common shares outstanding during each period. diluted earnings
(loss) per common share are computed based on the weighted average number of shares of common stock outstanding plus equivalent shares relating to stock options outstanding.

Financial Instruments
---------------------
The Company utilizes an interest rate swap agreement to reduce its exposure resulting from fluctuations in interest rates. The interest rate swap is matched as a hedge against the Company's variable rate debt.

Stock-Based Compensation
------------------------
SFAS No. 123, "Accounting for Stock-Based Compensation," requires expanded disclosures of stock-based compensation arrangements with employees. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options are measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date (typically the date of the grant) over the amount the employee must pay to acquire the stock (see Note 7).

Recent Accounting Pronouncements
--------------------------------
In June 1998, the Financial Accounting Standards Board issued SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company has not determined the effect that the adoption of SFAS No. 133 will have on its financial statement presentation or disclosures, or on its earnings and financial position. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000.

Reclassifications
-----------------
Certain amounts previously reported for 1998 and 1997 have been reclassified to conform to classifications used in 1999.

2. Residential Inventories
--------------------------

Homes in process are stated at cost (determined by accumulating actual costs, including construction, interest and related direct over-head costs), which is not in excess of market. Finished building lots represents the cost, which is not in excess of market, of finished lots developed by the Company or acquired from other developers. Upon delivery, the costs of the homes and related lots are expensed on a specific identification basis. Land under development consists of land being developed into finished building lots. Certain costs, including interest, are capitalized as incurred during the development process.

20  ANNUAL REPORT 1999


Notes to Consolidated Financial Statements
Years Ended July 31, 1999, 1998 and 1997
------------------------------------------


The Company's inventory consists of the following:

                                                                July 31,
                                                      --------------------------
(in thousands)                                          1999             1998
--------------------------------------------------------------------------------
Homes in process                                     $ 55,226           $ 44,942
Finished lots                                          55,836             45,917
Land under development                                 19,440             24,390
--------------------------------------------------------------------------------
                                                     $130,502           $115,249
================================================================================

In fiscal 1997, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which, among other things, requires impairment losses to be recorded on long-live assets that are expected to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Based on a review of long-lived assets in fiscal 1997, the Company wrote down to fair value, determined based on the present value of expected future cash flows, the carrying value of certain land inventory by $9.2 million.

A significant portion of the land inventory write-down was attributable to two long-term development projects in suburban Maryland. The remainder of the write-down is related to six close-out and three condominium communities. Based upon the Company's most recent analysis, no impairment exists at July 31, 1999.

3. Investment in Joint Ventures
-------------------------------

The Company participates in two joint ventures formed to develop residential land into finished building lots for sale to the Company and other homebuilders utilizing non-recourse acquisition and development loans. The Company also participates in a joint venture formed to develop and market an active adult community in the Raleigh, North Carolina market. The Company's interest in the joint ventures' operating results has not been significant to date.

4. Notes and Loans Payable
--------------------------

Notes and loans payable consist of the following:

                                                                 July 31,
                                                        ------------------------
(in thousands)                                            1999            1998
--------------------------------------------------------------------------------
Senior notes                                             $28,667         $43,000
Revolving credit facilities                               27,639          12,197
Land acquisition and development                           3,042           3,954
Mortgages and other notes payable                            178              79
--------------------------------------------------------------------------------
                                                         $59,526         $59,230
================================================================================

Senior Notes
------------
In April 1994, the Company issued $43,000,000 principal amount of unsecured Senior Notes due October 2000. Two series of Senior Notes were issued:
$30,000,000 with a fixed rate of 8.61% per annum, with interest payable semi-annually beginning in October 1994 and $13,000,000 with a floating rate of LIBOR plus 2.4%, (7.59% at July 31, 1999), with interest payable July 1994 and either quarterly or semi-annually thereafter at the option of the Company. Beginning April 1998 interest became payable on a quarterly basis for both series of Senior Notes. Principal repayments became due in three equal annual installments which commenced October 1998 and will continue to October 2000.

Revolving Credit Facilities
---------------------------
At July 31, 1999, the Company had two secured revolving credit facilities totaling $85,000,000 to fund land acquisition and home construction, letters of credit, and the initial principal repayments on its Senior notes. The facilities have maturity dates (which may be extended) of October 30, 2000 and April 19, 2001. Borrowings under the facilities bear interest at thirty-day LIBOR (5.19% at July 31, 1999) plus either 1.55% or 1.75% depending upon the type of collateral and are secured by the related inventory.

The Senior Notes and revolving credit facilities require the Company, among other things, to meet certain net worth, leverage and cash flow coverage tests and place limitations on dividends, the securing of additional loans, investments, and finished lot purchases. These provisions do not significantly restrict the Company's operations.

Land Acquisition and Development Loans
--------------------------------------
The Company has loans with various lenders for the acquisition and development of land amounting to $3,042,000 and $3,954,000 at July 31, 1999 and 1998,
respectively. These loans bear interest at fixed rates ranging from 8% to 10% or a variable rate of prime and are collateralized by the related inventory.

Mortgages and Other Notes Payable
---------------------------------
Mortgages and other notes payable, amounting to approximately $178,000 and $79,000 at July 31, 1999 and 1998 respectively, bear interest at rates ranging from 4.8% to 10% and mature in varying periods of up to 3 years.

Aggregate maturities of notes and loans payable are as follows:

         For the year ending July 31,             (in thousands)
--------------------------------------------------------------------------------
          2000                                       $17,538
          2001                                        41,972
          2002                                            16
--------------------------------------------------------------------------------
                                                     $59,526
================================================================================

In January 1998, the Company entered into an interest rate swap agreement to manage interest rate exposure on the Company's variable rate debt. Amounts to be paid or received under the swap agreement are accrued as interest rates change and are recognized as adjustments to interest incurred during the period. This swap agreement expires in January 2002 and effectively converts $15 million of variable LIBOR based borrowings to a fixed LIBOR of 5.67% at July 31, 1999.

Capitalized Interest
--------------------
A summary of capitalized interest follows:
                                                      Year Ended July 31,
                                            ------------------------------------
(in thousands)                                1999          1998         1997
--------------------------------------------------------------------------------
Interest capitalized at
  beginning of year                         $ 8,140       $ 9,108       $ 9,762
Interest incurred                             6,329         6,164         6,513
Interest expense                             (6,334)       (5,172)       (5,059)
Interest in cost of sales                    (2,483)       (1,960)       (2,003)
Interest in writedown from
  impairment                                     --            --          (105)
Interest capitalized at end
  of year                                   $ 5,652       $ 8,140       $ 9,108
--------------------------------------------------------------------------------
Interest paid                               $ 6,141       $ 6,705       $ 6,886


Interest capitalized during the land development period is charged to cost of sales as the related inventory is sold. Interest capitalized during the construction period is charged to interest expense when the related inventory is sold.

                                                            WASHINGTON HOMES  21


                                      Notes to Consolidated Financial Statements
                                        Years Ended July 31, 1999, 1998 and 1997
                                      ------------------------------------------


5. Fair Value of Financial Instruments
--------------------------------------

The methods and assumptions used to estimate the fair value of each class of financial instrument are as follows:

Cash and cash equivalents, receivables,
notes payable and accounts payable
---------------------------------------
The carrying amounts approximate fair value because of the short maturity of these amounts.

Long-term debt
--------------
The carrying amounts of the Company's bank borrowings under its short-term bank lines and revolving credit agreements are based on floating rates identified by reference to market rates. The fair value of the Company's other long-term debt approximate carrying value based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Interest rate swaps
-------------------
The Company uses interest rate swap agreements to manage exposure to interest rate fluctuations. The Company does not use derivative instruments for speculative purposes. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest incurred in the period. The fair value of the Company's interest rate swap is not considered significant based on the swap agreement's duration and terms.

6. Acquisitions
---------------

During the fiscal year ended July 31, 1999, the Company purchased certain homebuilding assets and assumed the related liabilities of Breland Homes, Inc.; Breland Homes of Mississippi, LLC; and Breland Properties, Inc. (collectively "Breland Homes"). Breland Homes is a privately-owned homebuilder with operations in Huntsville, Alabama and the Mississippi Gulf Coast. The transaction was effective as of March 1, 1999. Included in the purchase were 82 homes in backlog.

The allocation of the purchase price is as follows:

Residential inventories                                             $11,471,000
Excess of cost over net assets acquired                               3,000,000
Other Assets                                                            476,000
Less: liabilities assumed                                            (9,675,000)
-------------------------------------------------------------------------------
Net cash paid                                                       $ 5,272,000

The following unaudited pro forma information reflects the Company's results for the years ended July 31, 1999 and July 31, 1998 adjusted to include the results of Breland Homes.

The pro forma information is not necessarily indicative of future operations or the actual results that would have occurred had the combination been consummated at the beginning of the periods indicated above.

                                                           Year Ended July 31,
                                                         -----------------------
                                                           1999           1998
--------------------------------------------------------------------------------
Total revenue                                            $380,144       $276,623
Net earnings                                             $ 11,033       $  4,612
Earnings per common share
  Basic                                                  $   1.39       $   0.58
  Diluted                                                $   1.35       $   0.58

7. Shareholders' Equity
-----------------------

Common Stock
------------
The Company has 7,949,013 shares of Common Stock outstanding at July 31, 1999, all of which are voting shares. During the fiscal year ended July 31, 1999, 6,250 shares of common stock were issued under the Company's Employee Stock Option Plan. Also, during fiscal 1999, all of the remaining 28,330 shares of non-voting common stock were exchanged with the Company for newly-issued shares of voting common stock on a share for share basis. Except for voting right, the non-voting common stock was substantially the same as the Company's voting stock.

Stock Options
-------------
The Company has adopted two plans for the issuance of stock options to its employees and members of its Board of Directors.

On September 17, 1992, the Company adopted the Washington Homes Employee Stock Option Plan (the "Employee Option Plan") pursuant to which options for up to 500,000 shares of Common Stock could be granted to officers and other key employees of the Company. In July 1997, the Board of Directors voted to increase the number of shares for which options could be granted to 1,000,000. The amendment to the plan was subsequently approved by the shareholders in November 1997. Options granted under the Employee Option Plan can be either incentive stock options ("Incentive Stock Options") or non-qualified options ("Non-Qualified Options") as determined by a committee of the independent directors of the Board of Directors. Options granted under the Employee Option Plan will have an exercise price not less than fair market value at date of grant. Options will become exercisable, in part, after 12 months from the date of grant and will generally remain exercisable for ten years from the date of grant. Certain options are not exercisable until fiscal 2000.

On September 15, 1994 the Company adopted the Washington Homes Non-Employee Directors' Stock Option Plan pursuant to which options for up to 30,000 shares of Common Stock can be granted to directors who are not employees of the Company or its subsidiaries. In November 1997, the shareholders approved an amendment to increase the number of shares available for options to 100,000. Options that are Non-Qualified Options, generally become exercisable in part after one year from date of grant and generally remain exercisable for ten years from the date of grant.

In September, 1996, options for 47,000 shares exercisable at $9.00 were exchanged for new options for 47,000 shares exercisable at $3.69.

In February 1997, the Company granted options for 10,000 shares of Common Stock exercisable at $5.36 to a non-employee consultant.

The following summarizes information about the Company's stock options outstanding at July 31, 1999.

                          Options Outstanding              Options Exercisable
                 ------------------------------------    -----------------------
                                   Weighted Average
                                ---------------------                   Weighted
                                Remaining                                Average
   Exercise         Number         Term      Exercise       Number      Exercise
 Price Range     Outstanding     in Years      Price     Exercisable      Price
--------------------------------------------------------------------------------
$3.63 - $4.00       292,500        8.18        $3.90        62,000        $3.76
 4.06 -  4.50       261,500        7.99         4.43        79,375         4.38
 4.69 -  4.75       218,000        8.57         4.74        19,500         4.72
 4.88 -  6.00       256,000        5.93         5.24       204,750         5.17
--------------------------------------------------------------------------------
$3.63 - $6.00     1,028,000        7.65        $4.55       365,625        $4.73

22  ANNUAL REPORT 1999


Notes to Consolidated Financial Statements
Years Ended July 31, 1999, 1998 and 1997
------------------------------------------

Option activity for the Company is summarized below:

                                           Employees            Non-Employees
                                     --------------------   --------------------
                                                 Weighted               Weighted
                                       Number     Average     Number     Average
                                     of Shares     Price    of Shares     Price
--------------------------------------------------------------------------------
Outstanding -- July 31, 1996          332,000      $5.66      10,000      $5.05
  Granted                             189,000       4.09      19,000       4.57
  Canceled                             89,000       4.43          --         --
  Exercised                                --         --          --         --
--------------------------------------------------------------------------------
Outstanding -- July 31, 1997          432,000       5.23      29,000       4.74
  Granted                             592,000       4.46      40,000       4.00
  Canceled                             43,000       4.76          --         --
  Exercised                                --         --          --         --
--------------------------------------------------------------------------------
Outstanding -- July 31, 1998          981,000       4.53      69,000       4.31
  Granted                              39,000       5.87          --         --
  Canceled                             54,750       4.83          --         --
  Exercised                             6,250       5.04          --         --
--------------------------------------------------------------------------------
Outstanding -- July 31, 1999          959,000       4.57      69,000       4.31
Exercisable at July 31, 1999          336,125       4.75      29,500       4.54
--------------------------------------------------------------------------------

At July 31, 1999, there were 75,750 shares reserved for future grants under both plans.

The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October 1995. In accordance with the provisions of SFAS No. 123, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123. Had compensation been recorded consistent with SFAS No. 123, net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated in the table below:


                                                      Year Ended July 31,
(in thousands except                           ---------------------------------
per share amounts)                               1999        1998         1997
--------------------------------------------------------------------------------
Net earnings (loss)--as reported               $10,648      $3,790      (13,289)
Net earnings (loss)--pro forma                  10,465       3,621      (13,314)
Basic earnings (loss) per share--as reported      1.34        0.48        (1.67)
Basic earnings (loss) per share--pro forma        1.32        0.46        (1.68)
Diluted earnings (loss) per share--as reported    1.30        0.48        (1.67)
Diluted earnings (loss) per share--pro forma      1.28        0.46        (1.68)

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                        Year Ended July 31,
                                                  ------------------------------
                                                  1999         1998         1997
--------------------------------------------------------------------------------
Expected dividend yield                            --           --           --
Expected stock price volatility                    40%          46%          27%
Risk-free interest rate                           5.0%         5.2%         6.2%
Expected life of options                            8            8            9
--------------------------------------------------------------------------------

The weighted average fair value of options granted during 1999, 1998 and 1997 were $3.18, $2.62 and $1.96 per option, respectively.

8. Earnings per Share
---------------------

Earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." This statement requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted to common stock. Options to purchase 1,028,000 shares of common stock at $4.55 were outstanding at July 31, 1999. Options to purchase 1,050,000 shares of common stock at $4.52 were outstanding at July 31, 1998. Options to purchase 461,000 shares of common stock at $5.20 were outstanding at July 31, 1997 but were not included in the computation of diluted earnings per share for the year ended July 31, 1997 because the option's exercise prices were greater than the average market price of the common shares.

The following is a reconciliation of the amounts used in calculating basic and diluted earnings per common share.

                                                                       Per Share
(dollars in thousands)                     Earnings       Shares         Amount
--------------------------------------------------------------------------------
Basic earnings per common share for
  the year ended July 31, 1999:
Earnings available to common shareholders   $10,648     7,943,996        $1.34
Effect of dilutive stock options                 --       257,503         (.04)
--------------------------------------------------------------------------------
Diluted earnings per common share for
  the year ended July 31, 1999              $10,648     8,201,499        $1.30
================================================================================
Basic earnings per common share for
  the year ended July 31, 1998:
Earnings available to common shareholders   $ 3,790     7,942,763        $0.48
Effect of dilutive stock options                 --        22,430           --
--------------------------------------------------------------------------------
Diluted earnings per common share for
  the year ended July 31, 1998              $ 3,790     7,965,193        $0.48
================================================================================

                                                            WASHINGTON HOMES  23


                                      Notes to Consolidated Financial Statements
                                        Years Ended July 31, 1999, 1998 and 1997
                                      ------------------------------------------

9. Segment Reporting
--------------------
SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," establishes the standard for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. In accordance with SFAS No. 131, the Company has determined that its operating activities consist of one reportable segment, the homebuilding segment, which specializes in the construction and sale of residential housing. Accordingly, no additional disclosures are required.

10. Income Taxes
----------------
As discussed in Note 1, the Company follows the provisions of SFAS No. 109. The provision (benefit) for income taxes includes the following:

                                                    Year Ended July 31,
                                          --------------------------------------
(In thousands)                              1999           1998           1997
--------------------------------------------------------------------------------
Current:
  Federal                                  $6,551         $1,982        $ 1,619
  State                                       976            117            359
--------------------------------------------------------------------------------
                                            7,527          2,099          1,978
--------------------------------------------------------------------------------
Deferred:
  Federal                                    (662)           112         (2,713)
  State                                      (159)             7           (601)
--------------------------------------------------------------------------------
                                             (821)           119         (3,314)
--------------------------------------------------------------------------------
Total Provision (Benefit)                  $6,706         $2,218        $(1,336)
================================================================================

The difference between the effective tax rate and the expected statutory tax rate computed on earnings before taxes is attributable to the following:

                                                    Year Ended July 31,
                                          --------------------------------------
                                            1999           1998           1997
--------------------------------------------------------------------------------
Taxes computed at statutory rate            35.0%          34.0%         (34.0)%
Increases (decreases):
State income taxes                           3.1            1.4           (1.7)
Excess of cost over net assets acquired       .4            1.1           24.7
Other                                         .1             .4            1.6
--------------------------------------------------------------------------------
Effective tax rate                          38.6%          36.9%          (9.4)%
================================================================================

The deferred income tax liability at July 31, 1999 and 1998 represents the tax effect of temporary differences as follows:

                                                                 July 31,
                                                          ----------------------
                                                            1999          1998
--------------------------------------------------------------------------------
Land step up in basis                                      $  289        $  151
Capitalized interest                                        1,325         1,665
Uniform capitalized costs                                     572           250
Investment in joint ventures                                 (388)          124
Warranty reserve                                             (293)           --
Accrued compensation cost                                    (297)           --
Other                                                           8          (152)
--------------------------------------------------------------------------------
                                                           $1,216        $2,038
================================================================================

During the years ended July 31, 1999, 1998 and 1997, income taxes in the amount of $5,994,000, $922,000 and $3,807,000, respectively, were paid.

The Internal Revenue Service has examined the Company's tax returns for the years ended July 31, 1992, 1993, and 1994. The IRS raised issues primarily related to matters having to do with the Company's recapitalization in 1992 and 1993 including a $20.0 million gain on debt forgiveness which the Company treated as non-taxable under the provisions of Section 108 of the Internal Revenue Code. In March 1997, the Company reached a settlement with the IRS for all items in question. As a result, the Company recognized an extraordinary loss of $390,000 which relates to the extraordinary gain on debt forgiveness in fiscal 1992.

11. Employee Retirement Plan
----------------------------
The Company has a 401(k) Plan which allows eligible employees to defer a portion of their total compensation subject to limitations of the Internal Revenue Code. The Company matches 50% of participant contributions, up to a maximum of the greater of $1,000 or 1.5% of compensation for each participant. The Company's total matching contributions under the Plan for the years ended July 31, 1999, 1998 and 1997 were approximately $163,700, $124,600 and $112,900, respectively. Under this plan, the Company has elected to make a $250,000 profit sharing contribution in January 2000 to all eligible non-highly compensated personnel employed as of December 31, 1999.

12. Related Party Transactions
------------------------------
The Company leases certain office space from an affiliated entity. During the years ended July 31, 1999, 1998 and 1997, $396,000, $435,000 and $443,000 were paid, respectively.

13. Commitments and Contingent Liabilities
------------------------------------------
The Company leases its headquarters offices and offices for certain divisions from an affiliate and certain other facilities from unrelated parties, all under non-cancelable operating leases with terms ending through May 2008. Future minimum rental payments required under operating lease commitments that have initial or remaining non-cancelable lease terms in excess of one year subsequent to July 31, 1999, are as follows:

For the year ending July 31,                         (in thousands)
-------------------------------------------------------------------
2000                                                     $1,588
2001                                                      1,276
2002                                                        716
2003                                                        652
2004                                                        588
Thereafter                                                1,740
-------------------------------------------------------------------
Total future rental payments                             $6,560
===================================================================

Rental expense was $3,053,000, $2,857,000 and $2,732,000 for the years ended July 31, 1999, 1998 and 1997, respectively.

At July 31, 1999 the Company was contingently liable to banks and other financial institutions for approximately $19.6 million for outstanding letters of credit and surety bonds relating to building lot acquisition contracts and municipal bonding for land development activities.

The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position or results of operations.

24  ANNUAL REPORT 1999


I n d e p e n d e n t   A u d i t o r s '   R e p o r t
-------------------------------------------------------


To the Shareholders and Board of Directors of Washington Homes, Inc.

We have audited the accompanying consolidated balance sheets of Washington Homes, Inc. and subsidiaries as of July 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Washington Homes, Inc. and subsidiaries as of July 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP


McLean, VA
September 3, 1999

Directors and Officers
----------------------

Board of Directors
------------------
Geaton A. DeCesaris, Sr.(1)
Chairman Emeritus

Geaton A. DeCesaris, Jr.(1)
Chairman of the Board, President,
and Chief Executive Officer

Thomas J. Pellerito
President--Homebuilding Operations,
Chief Operating Officer

Paul C. Sukalo(1)
Senior Vice President
Construction

Thomas Connelly(2)
Chief Financial Officer
Western Pacific Housing
El Segundo, California

Richard S. Frary(2,3)
President
Tallwood Associates, Inc.
New York, New York

Ronald M. Shapiro(2,3)
Counsel to the Firm
Shapiro & Olander
Baltimore, Maryland
Chairman, Shapiro Negotiations Institute

Richard B. Talkin(2,3)
Attorney
Columbia, Maryland

(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee

Executive Officers
------------------
Geaton A. DeCesaris, Jr.
Chairman of the Board, President,
and Chief Executive Officer

Thomas J. Pellerito
President--Homebuilding Operations,
Chief Operating Officer

Christopher Spendley
Senior Vice President, Chief Financial
Officer and Secretary

Clayton W. Miller
Senior Vice President, Chief Accounting
Officer and Treasurer

Paul C. Sukalo
Senior Vice President
Construction

Other Officers of the
Company and/or Subsidiaries
---------------------------
Robert Hutson
Executive Vice President
Southeast Region President

Tony L. Kennicott
Executive Vice President
Mid-South Region President

Senior Vice Presidents
----------------------
Jeffrey Donohue
Homebuyer's Mortgage, Inc.

Dorothy Minich
Sales and Marketing

William A. Wilder
Land Operations

Vice Presidents
---------------
Deborah A. Ailiff
Associate General Counsel

Timothy M. Bates
Virginia Division President

Paul Carty
Charlotte Division President

A. Hugo DeCesaris
Maryland Division President

Marco A. DeCesaris
Design Showcase

David C. DeMarco
Land Acquisitions

Larry Gorman
National Purchasing

Laurence Jaffe
General Counsel

A. J. McMurphy, III
Gulf Coast Division President

Craig Smith
Greensboro Division President

Neil Traurig
Pittsburgh Division President

Robert Yeatman
Nashville Division President

Corporate Information
---------------------

Company Profile
---------------
Ranked as one of the top 40 builders in the United States, Washington Homes designs, builds and markets quality homes in 82 communities in Maryland, Virginia, and Pennsylvania; and under the Westminster Homes name in North Carolina, Tennessee, Alabama and Mississippi. The Company is an acknowledged leader in the construction of condominiums, townhouses and single-family homes. As a full-service homebuilder, Washington Homes also is engaged in related businesses: Homebuyer's Mortgage, Inc., New Homebuyer's Title, Homebuyer's Insurance, and Design Showcase. The Company has constructed over 24,000 homes in its 34-year history.

Annual Meeting
--------------
November 19, 1999--10 a.m.
Greenbelt Marriott Hotel, Greenbelt, Maryland

Form 10-K
---------
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request to:

     Investor Relations
     Washington Homes, Inc.
     1802 Brightseat Road, 6th floor
     Landover, Maryland 20785

Corporate Office
----------------
1802 Brightseat Road, 6th floor
Landover, Maryland 20785

Transfer Agent & Registrar
--------------------------
ChaseMellon Shareholder Services, L.L.C.
Overpeek Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
www.chasemellon.com

Independent Auditors
--------------------
Deloitte & Touche LLP
McLean VA

Common Price Range
------------------
The common stock is traded on the New York Stock Exchange, Symbol "WHI."

----------------------------------------
Fiscal 1999                High      Low
----------------------------------------
1st Quarter                6.25     4.00
2nd Quarter                6.50     4.63
3rd Quarter                7.00     5.13
4th Quarter                8.38     6.00

----------------------------------------
Fiscal 1998                High      Low
----------------------------------------
1st Quarter                4.88     3.69
2nd Quarter                4.50     3.50
3rd Quarter                5.38     3.75
4th Quarter                6.25     4.65

As of September 30, 1999, there were approximately 195 holders of record representing an estimated 3,300 beneficial owners of the Company's common stock.

                                   Washington
                                   Homes
                                   Logo
                    Making the American dream affordable.(R)


                              1802 Brightseat Road
                               Landover, MD 20785
                    phone (301) 772-8900 o fax (301) 772-1380
                               www.washhomes.com